PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements and related auditor's reports are filed as part of this Annual Report.

Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of DRDGOLD Limited.

We have audited the accompanying consolidated statement of financial position of DRDGOLD Limited and subsidiaries as of June 30, 2009 and 2008, and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity, and the consolidated statement of cash flows for each of the years in the three-year period ended June 30, 2009. We also have audited DRDGOLD Limited's internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). DRDGOLD Limited's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on DRDGOLD Limited's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DRDGOLD Limited and subsidiaries as of June 30, 2009 and 2008, and the results of their operations and cash flows for each of the years in the three-year period ended June 30, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, DRDGOLD Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Inc.
KPMG Inc.
Registered Accountants and Auditors
Johannesburg, Republic of South Africa
November 27, 2009

DRDGOLD Limited
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended June 30, 2009

	Note	Continuing operations			Discontinued operations[1]			Total operations		
		2009	2008	2007	2009	2008	2007	2009	2008	2007
		R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Revenue	2	**1,910,738**	1,843,912	1,534,777	-	89,235	674,928	**1,910,738**	1,933,147	2,209,705
Cost of sales		**(1,834,025)**	(1,598,364)	(1,397,046)	-	(139,369)	(847,150)	**(1,834,025)**	(1,737,733)	(2,244,196)
Operating costs[2]		**(1,687,359)**	(1,503,015)	(1,315,126)	-	(124,437)	(719,996)	**(1,687,359)**	(1,627,452)	(2,035,122)
Depreciation	10	**(99,217)**	(69,077)	(63,905)	-	(854)	(115,027)	**(99,217)**	(69,931)	(178,932)
Retrenchment costs	3	**(34,922)**	(11,344)	(938)	-	-	(26,507)	**(34,922)**	(11,344)	(27,445)
Movement in provision for environmental rehabilitation	19	**(19,545)**	(30,171)	(19,952)	-	(4,019)	-	**(19,545)**	(34,190)	(19,952)
Movement in gold in progress		**7,018**	15,243	2,875	-	(10,059)	14,380	**7,018**	5,184	17,255
Gross profit/(loss) from operating activities		**76,713**	245,548	137,731	-	(50,134)	(172,222)	**76,713**	195,414	(34,491)
Loss on derivative financial instruments		**-**	-	-	-	(433)	(50,852)	**-**	(433)	(50,852)
Impairments	3	**(75,138)**	(63,915)	(5,913)	-	(46,718)	(872,133)	**(75,138)**	(110,633)	(878,046)
Administration expenses and general costs		**(83,583)**	(79,439)	(109,277)	-	(20,084)	(100,709)	**(83,583)**	(99,523)	(209,986)
Results from operating activities	3	**(82,008)**	102,194	22,541	-	(117,369)	(1,195,916)	**(82,008)**	(15,175)	(1,173,375)
Finance income	5	**205,991**	91,975	7,908	-	3,040	21,215	**205,991**	95,015	29,123
Finance expenses	6	**(41,743)**	(108,068)	(24,236)	-	(59,625)	(81,747)	**(41,743)**	(167,693)	(105,983)
Profit/(loss) before taxation		**82,240**	86,101	6,213	-	(173,954)	(1,256,448)	**82,240**	(87,853)	(1,250,235)
Income tax	7	**28,444**	68,303	(737)	-	75,408	(4,996)	**28,444**	143,711	(5,733)
Profit/(loss) after taxation		**110,684**	154,404	5,476	-	(98,546)	(1,261,444)	**110,684**	55,858	(1,255,968)
Profit on disposal of discontinued operations	8	**-**	-	-	-	1,169,210	90,938	**-**	1,169,210	90,938
Profit/(loss) for the year		**110,684**	154,404	5,476	-	1,070,664	(1,170,506)	**110,684**	1,225,068	(1,165,030)
Attributable to:										
Equity owners of the parent		**129,124**	128,558	(2,674)	-	867,483	(921,792)	**129,124**	996,041	(924,466)
Non-controlling interest		**(18,440)**	25,846	8,150	-	203,181	(248,714)	**(18,440)**	229,027	(240,564)
Profit/(loss) for the year		**110,684**	154,404	5,476	-	1,070,664	(1,170,506)	**110,684**	1,225,068	(1,165,030)
Other comprehensive income, net of tax:										
Fair value adjustment on available-for-sale investment		**(1,133)**	1,744	-	-	-	-	**(1,133)**	1,744	-
Foreign exchange (loss)/gain on translation		**(606)**	83,571	-	-	-	(45,715)	**(606)**	83,571	(45,715)
Transfer of reserve on disposal of subsidiaries		**-**	-	-	-	(184,079)	-	**-**	(184,079)	-
Non-controlling interest on acquisition of subsidiary		**12,892**	-	-	-	-	18,515	**12,892**	-	18,515
Revaluation of fixed assets through acquisition of subsidiary		**180,192**	-	-	-	-	-	**180,192**	-	-
Total comprehensive income for the year		**302,029**	239,719	5,476	-	886,585	(1,197,706)	**302,029**	1,126,304	(1,192,230)

---

[1] The discontinued operations relate to the Porgera Joint Venture (disposed on August 17, 2007), Emperor (disposed on October 22, 2007) and NetGold (disposed on March 13, 2008.)

[2] Operating costs equates to cash costs of production.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)
for the year ended June 30, 2009

	Continuing operations			Discontinued operations[1]			Total operations		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Attributable to:									
Equity owners of the parent	**260,727**	199,902	(2,674)	**-**	867,483	(958,716)	**260,727**	1,067,385	(961,390)
Non-controlling interest	**41,302**	39,817	8,150	**-**	19,102	(238,990)	**41,302**	58,919	(230,840)
Total comprehensive income for the year	**302,029**	239,719	5,476	**-**	886,585	(1,197,706)	**302,029**	1,126,304	(1,192,230)
Earnings per share attributable to equity owners of the parent Basic and diluted earnings/(loss) per share (cents) 9	**34**	34	(1)	**-**	231	(270)	**34**	265	(271)

The accompanying notes are an integral part of these consolidated financial statements.

---

[1] The discontinued operations relate to the Porgera Joint Venture (disposed on August 17, 2007), Emperor (disposed on October 22, 2007) and NetGold (disposed on March 13, 2008.)

[2] Operating costs equates to cash costs of production.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2009

	Note	2009 R'000	2008 R'000
ASSETS			
Non-current assets		**2,075,252**	1,073,290
Property, plant and equipment	10	**1,733,219**	812,875
Non-current investments and other assets	11	**172,680**	176,123
Non-current inventories	15	**4,238**	2,717
Deferred tax asset	21	**165,115**	81,575
Current assets		**550,520**	1,189,205
Inventories	15	**93,935**	62,857
Trade and other receivables	16	**87,960**	240,278
Current tax asset		**70**	210
Cash and cash equivalents		**353,555**	846,114
Assets classified as held for sale	17	**15,000**	39,746
Total assets		**2,625,772**	2,262,495
EQUITY AND LIABILITIES			
Equity		**1,583,979**	1,305,461
Equity of the owners of the parent	18	**1,481,473**	1,244,257
Non-controlling interest		**102,506**	61,204
Non-current liabilities		**715,799**	529,654
Provision for environmental rehabilitation	19	**412,454**	381,252
Post-retirement and other employee benefits	20	**43,639**	22,740
Deferred tax liability	21	**194,560**	–
Loans and borrowings	22	**65,146**	125,662
Current liabilities		**325,994**	427,380
Trade and other payables		**322,138**	385,110
Loans and borrowings	22	**2,101**	39,972
Current tax liability		**931**	1,771
Bank overdraft		**824**	527
Total equity and liabilities		**2,625,772**	2,262,495

The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
at June 30, 2009

	Number of ordinary shares	Number of cumulative preference shares	Share capital and share premium R'000	Cumulative preference share capital R'000	Revaluation and other reserves[1] R'000	Accumulated loss R'000	Total equity of the owners of the parent R'000	Non-controlling interest R'000	Total equity R'000
Balance at June 30, 2006	**320,035,078**	**5,000,000**	**3,761,368**	**500**	**280,726**	**(3,260,447)**	**782,147**	**233,125**	**1,015,272**
Issued shares for cash	50,132,575		314,594				314,594		314,594
Staff options exercised	174,328		973				973		973
Share issue expenses			(7,839)				(7,839)		(7,839)
Share-based payments					12,686		12,686		12,686
Total comprehensive income for the year					(36,924)	(924,466)	(961,390)	(230,840)	(1,192,230)
Partial disposal of subsidiary							-	18,515	18,515
Foreign exchange loss on translation					(36,924)		(36,924)	(8,791)	(45,715)
Loss for the year						(924,466)	(924,466)	(240,564)	(1,165,030)
Balance at June 30, 2007	**370,341,981**	**5,000,000**	**4,069,096**	**500**	**256,488**	**(4,184,913)**	**141,171**	**2,285**	**143,456**
Issued shares for cash	5,800,000		27,976				27,976		27,976
Staff options issued	429,607		2,353				2,353		2,353
Share issue expenses			(1,219)				(1,219)		(1,219)
Share-based payments					6,591		6,591		6,591
Total comprehensive income for the year					(55,145)	1,122,530	1,067,385	58,919	1,126,304
Fair value adjustment on available-for-sale investment					1,744		1,744		1,744
Transfer of reserve on disposal of subsidiaries					(126,489)	126,489	-	(184,079)	(184,079)
Foreign exchange gain on translation					69,600		69,600	13,971	83,571
Profit for the year						996,041	996,041	229,027	1,225,068
Balance at June 30, 2008	**376,571,588**	**5,000,000**	**4,098,206**	**500**	**207,934**	**(3,062,383)**	**1,244,257**	**61,204**	**1,305,461**
Staff options exercised	**1,429,715**		**6,707**				**6,707**		**6,707**
Share issue expenses			(433)				(433)		(433)
Share-based payments					7,873		7,873		7,873
Dividend on ordinary share capital						(37,658)	(37,658)		(37,658)
Total comprehensive income for the year					131,603	129,124	260,727	41,302	302,029
Fair value adjustment on available-for-sale investment					(1,133)		(1,133)		(1,133)
Foreign exchange loss on translation					(606)		(606)		(606)
Non-controlling interest forming part of the acquisition of subsidiary								12,892	12,892
Revaluation of fixed assets through acquisition of subsidiary					133,342		133,342	46,850	180,192
Profit/(loss) for the year						129,124	129,124	(18,440)	110,684
Balance at June 30, 2009	**378,001,303**	**5,000,000**	**4,104,480**	**500**	**347,410**	**(2,970,917)**	**1,481,473**	**102,506**	**1,583,979**

[1] Revaluation and other reserves comprise foreign exchange differences arising on translation of foreign subsidiaries, share-based payment reserves and asset revaluation reserves.

The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended June 30, 2009

	Note	2009 R'000	2008 R'000	2007 R'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash received from sales of precious metals		**1,910,738**	1,933,147	2,209,705
Cash paid to suppliers and employees		**(1,745,805)**	(1,728,030)	(2,151,012)
Cash generated by operations	29	**164,933**	205,117	58,693
Finance income		**88,964**	46,859	15,925
Dividends received		**4,829**	4,074	3,829
Finance expenses		**(3,605)**	(35,528)	(58,842)
Income tax paid		**(46,889)**	(37,902)	(17,268)
Net cash inflow from operating activities		**208,232**	182,620	2,337
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of investments		**(6,049)**	(26,539)	(7,498)
Proceeds on sale of investments		**47,467**	19,225	3,774
Additions to property, plant and equipment		**(345,132)**	(286,664)	(313,034)
Proceeds on disposal of property, plant and equipment		**10,816**	10,054	981
Cash flow on acquisition/disposal of subsidiaries, net of cash	30	**(277,821)**	(121,761)	(558)
Cash flow on (acquisition)/disposal of joint ventures, net of cash	31	**(20,000)**	1,936,726	-
Cash flow on acquisition of associate	32	**(2,700)**	-	-
Net cash (outflow)/inflow from investing activities		**(593,419)**	1,531,041	(316,335)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from the issue of shares		**6,707**	30,329	315,567
Advances of loans and borrowings		**-**	24,864	111,576
Repayments of loans and borrowings		**(54,438)**	(819,916)	(518,046)
Share issue expenses		**(433)**	(1,219)	(7,839)
Dividends paid		**(37,658)**	-	-
Capital distribution to non-controlling interest		**-**	(74,080)	-
Net cash outflow from financing activities		**(85,822)**	(840,022)	(98,742)
NET (DECREASE)/ INCREASE IN				
CASH AND CASH EQUIVALENTS		**(471,009)**	873,639	(412,740)
Cash and cash equivalents at beginning of the year		**845,587**	(12,429)	454,652
Foreign exchange movements		**(21,847)**	(15,623)	(54,341)
Cash and cash equivalents at the end of the year	33	**352,731**	845,587	(12,429)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS
for the year ended June 30, 2009

1. ACCOUNTING POLICIES

DRDGOLD Limited is a company domiciled in South Africa. The consolidated financial statements of the company for the year ended June 30, 2009 comprise the company and its subsidiaries, together referred to as the group and its interests in associates and jointly controlled entities.

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB).

The financial statements were approved by the Board of Directors on September 16, 2009.

BASIS OF MEASUREMENT

The financial statements are prepared on the historical cost basis, unless otherwise stated.

FUNCTIONAL AND PRESENTATION CURRENCY

The consolidated financial statements are presented in South African rands, which is the company's functional currency. All financial information presented in South African rands has been rounded to the nearest thousand.

USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results may differ from these estimates.

The estimates and underlying assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The judgments that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed in note 28.

Significant accounting policies

The accounting policies set out below have been applied consistently by all entities in the group to all periods presented.

Change in accounting policy

The group adopted the following new standards, amendments to standards and interpretations:

IAS 1 – Presentation of Financial Statements

IFRIC 12 – Service Concession Arrangements

IFRIC 13 – Customer Loyalty Programmes

IFRIC 14 – The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

IFRS 8 – Operating Segments

1. ACCOUNTING POLICIES *(continued)*

IAS 1 – Presentation of Financial Statements

The group early adopted IAS 1 – Presentation of Financial Statements as of June 30, 2009.This standard affects the presentation of owner changes in equity and of comprehensive income. It does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRS standards.

IFRIC 12 – Service Concession Arrangements

The group adopted IFRIC 12 – Service Concession Arrangements as of June 30, 2008. This interpretation deals with governments which have entered into contractual service arrangements to attract private sector participation in the development, financing, operation and maintenance of such infrastructure. The group has not entered into contractual service arrangements with the government. The adoption of the interpretation did not have any effect on the financial position or performance of the group.

IFRIC 13 – Customer Loyalty Programmes

The group adopted IFRIC 13 – Customer Loyalty Programmes as of June 30, 2008. This interpretation addresses customer loyalty programmes which are used to provide customers with incentives to buy their goods or services. The group has not entered into customer loyalty transactions. The adoption of the interpretation did not have any effect on the financial position or performance of the group.

IFRIC 14 – The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The group adopted IFRIC 14 – The limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction as of June 30, 2008. This interpretation addresses paragraph 58 of IAS 19 which limits the measurement of a defined benefit asset to 'the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan' plus unrecognized gains and losses. The group has a defined contribution plan and does not have a plan asset in respect of the defined benefit plan for employees. The adoption of the interpretation did not have any effect on the financial position or performance of the group.

IFRS 8 – Operating Segments

The group early adopted IFRS 8 – Operating Segments retrospectively as of June 30, 2009. This standard sets out requirements for disclosure of information about an entity's operating segments in a similar manner to the chief operating decision maker (CODM), enabling him/her to allocate resources to the segments and to assess their performance and to report, in the same vein, about the entity's products and services, the geographical areas in which it operates, and its major customers. The standard replaced IAS 14 – Segmental Reporting and the main difference is that IFRS 8 no longer requires disclosure of primary and secondary segments but rather operating segments (or aggregations thereof) together with information about the relevant products, services and geographical areas of the operating segments. Furthermore, IFRS 8 allows an entity to disclose amounts by using different measurements from those used in the financial statements. The adoption of the standard did not have any effect on the financial position or performance of the group but does change the disclosures in the note on segmental reporting.

New accounting standards and IFRIC interpretations

Certain new accounting standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations have been published that have various effective dates. These new standards and interpretations have not been early adopted by the group. A reliable estimate of the impact of the adoption thereof for the group cannot yet be determined for all of them, as management is still in the process of determining the impact of these standards and interpretations on future financial statements.

At the date of authorization of these financial statements, the following standards and interpretations were in issue but not yet effective:

1. ACCOUNTING POLICIES *(continued)*

Standards / interpretation		Effective date
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	Annual periods commencing on or after October 1, 2008[1]
Various	Improvements to IFRS 2008 (excluding IFRS 5 amendment)	Annual periods commencing on or after January 1, 2009[1]
IFRS 2 amended	IFRS 2 Share-based Payment: Vesting Conditions and Cancellations	Annual periods commencing on or after January 1, 2009[1]
IAS 23	Borrowing Costs	Annual periods commencing on or after January 1, 2009[1]
IAS 27 & IFRS 1 amendment	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	Annual periods commencing on or after January 1, 2009[1]
IAS 32 & IAS 1 amendment	IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements: Puttable Financial Instruments and Obligations Arising on Liquidation	Annual periods commencing on or after January 1, 2009[2]
IFRIC 15	Agreements for the Construction of Real Estate	Annual periods commencing on or after January 1, 2009[2]
Amendments to IFRS 7	Improving Disclosures about Financial Instruments	Annual periods commencing on or after January 1, 2009[1]
IFRS 3	Business Combinations	Annual periods commencing on or after July 1, 2009[1]
IAS 27 amendment	Consolidated and Separate Financial Statements	Annual periods commencing on or after July 1, 2009[1]
IAS 39 amendment	Eligible hedged items	Annual periods commencing on or after July 1, 2009[1]
IFRS 5 amendment	Improvements to IFRS 2008 – IFRS 5 Non-current Assets Held for Sale and Discontinued Operations	Annual periods commencing on or after July 1, 2009[1]
IFRIC 17	Distributions of Non-cash Assets to Owners	Annual periods commencing on or after July 1, 2009[1]
Various	Improvements to IFRS 2009: IFRS 2 Share-based Payment; IAS 38 Intangible Assets – Additional consequential amendments arising from revised IFRS 3; IFRIC 9 Reassessment of Embedded Derivatives; IFRIC 16 Hedges of a Net Investment in a Foreign Operation	Annual periods commencing on or after July 1, 2009[1]
Various	Improvements to IFRS 2009: (excluding IFRS 2 Share-based Payment. IAS 38 Intangible Assets – Additional consequential amendments arising from revised IFRS 3; IFRIC 9 Reassessment of Embedded Derivatives; IFRIC 16 Hedges of a Net Investment in a Foreign Operation)	Annual periods commencing on or after January 1, 2010[1]

NOTES TO THE ANNUAL FINANCIAL STATEMENTS *(continued)*
f**or the year ended June 30, 2009**

1. ACCOUNTING POLICIES *(continued)*

New accounting standards and IFRIC interpretations *(continued)*

(1)   Impact not yet known or cannot be reasonably estimated.
(2)   Assessed: not applicable.

BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are entities controlled by the group. Control exists when the group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Subsidiaries with a year-end on a date other than June 30, are included in the consolidated financial statements using the most recent financial results with no more than a three-month difference if it is impracticable to prepare financial statements at the group reporting date. Adjustments are made for material transactions and events between the group and subsidiary in the intervening period.

The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the group.

Associates

Associates are those entities in which the group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the group holds between 20% and 50% of the voting power of another group. Associates are accounted for using the equity method and are initially recognized at cost. The group's investment in associates includes goodwill identified on acquisition and is presented net of any accumulated impairment losses. The consolidated financial statements include the group's share of the income and expenses and equity movements of associates, after adjustments to align the accounting policies with those of the group, from the date that significant influence commences until the date that significant influence ceases.

When the group's share of losses exceeds its interest in an associate, the group's carrying amount of that interest is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred legal or constructive obligations or made payments on behalf of an associate.

Joint ventures

Joint ventures are those entities over the activities of which the group has joint control. They are established by contractual agreement and require unanimous consent for strategic financial and operating decisions. The consolidated financial statements include the group's proportionate share of the entities' assets, liabilities, revenue and expenses, with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

Transactions eliminated on consolidation

Intra-group balances and any unrealized gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the group's interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

1. ACCOUNTING POLICIES *(continued)*

FOREIGN CURRENCY

Functional currency

The functional currency is the currency of the primary economic environment in which the entity operates. This is determined by all companies in the group after analyzing all sources and influences of various currencies on their respective financial position and performance, in order to establish the currency with the most dominant influence as its functional currency.

Each entity in the group has determined its own functional currency in accordance with the above process. The functional currency of the company is the South African rand.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the group entities at the foreign exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are translated to the functional currency at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies, measured at fair value, are translated at foreign exchange rates ruling at the dates that the fair value was determined. Foreign exchange differences arising on translation are recognized in profit of loss, except for differences arising on the translation of available-for-sale equity instruments or a financial liability designated as a hedge of the net investment in a foreign operation, which are recognized directly in other comprehensive income.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated into South African rands at the foreign exchange rates ruling at the statement of financial position date. The revenues and expenses of foreign operations are translated to South African rands at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognized in other comprehensive income and presented in a separate component of equity, namely the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

Net investment in foreign operations

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income and presented in equity in the foreign currency translation reserve.

FINANCIAL INSTRUMENTS

Financial instruments recognized on the statement of financial position include investments, derivative financial instruments, available-for-sale financial instruments, trade and other receivables, cash and cash equivalents, long- and short-term interest-bearing borrowings, trade and other payables, convertible loan notes and bank overdrafts.

Financial instruments are initially recognized at fair value and include any directly attributable transaction costs, except those financial instruments measured at fair value through profit or loss. Subsequent to initial recognition, financial instruments are measured as described below.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Investments are designated at fair value through profit or loss if doing so results in more relevant information because either:

- it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
- the group manages and evaluates performance of such investments, and makes purchase and sale decisions based on their fair value in accordance with the group's documented risk management or investment strategy.

Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS *(continued)*
for the year ended June 30, 2009

1. ACCOUNTING POLICIES *(continued)*

FINANCIAL INSTRUMENTS *(continued)*

Held-to-maturity investments

If the group has the positive intent and ability to hold debt securities to maturity, then they are classified as held to maturity. Held-to-maturity investments are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables

Loans and receivables (which includes trade and other receivables) and other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets

The group's investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized in other comprehensive income and presented within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents are subsequent to initial recognition measured at amortized cost, which is equivalent to their fair value. Bank overdrafts that are repayable on demand and form an integral part of the group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Interest-bearing borrowings

Interest-bearing borrowings (including the preference share liabilities) are subsequent to initial recognition measured at amortized cost with any difference between the initial amount and the redemption value being recognized in profit or loss over the period of the borrowings on an effective interest basis. If the group revises its estimates of payments, the carrying amount of the liability is adjusted to reflect actual and revised estimated cash flows. The carrying amount is recalculated by computing the present value of estimated future cash flows at the liability's original effective interest rate. The adjustment is recognized as income or expense in profit or loss.

Convertible loan notes

Convertible loan notes that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds as explained below.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. This fair value is determined as the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.

1. ACCOUNTING POLICIES *(continued)*

FINANCIAL INSTRUMENTS *(continued)*

Convertible loan notes (continued)

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized against equity, net of any tax benefit.

Where the conversion feature in convertible loan notes is denominated in a foreign currency with a conversion option to convert a fixed amount of notes into a fixed number of shares denominated in the functional currency, the convertible loan notes are classified entirely as a liability.

Trade and other payables

Subsequent to initial recognition, trade and other payables are measured at amortized cost, using the effective interest rate method.

PROPERTY, PLANT AND EQUIPMENT

Owned assets

The group's property, plant and equipment consists mainly of mining assets which comprise mining properties (including mineral rights), mine development costs, mine plant facilities and equipment and vehicles.

Development costs which are capitalized consist primarily of expenditure that gives access to proved and probable Ore Reserves. Capitalized development costs include expenditure incurred to develop new ore bodies, to define future mineralization in existing ore bodies and to expand the capacity of a mine. Mine development costs to maintain production, are expensed as incurred. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred (refer to accounting policy on finance costs capitalized). Mine development costs include acquired proved and probable Ore Reserves at cost at the acquisition date.

Exploration and evaluation costs, including the costs of acquiring licenses, property and qualifying borrowing costs, are capitalized as exploration assets on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. The capitalized costs are presented as either tangible or intangible exploration assets according to the nature of the assets acquired. When a license is relinquished or a project is abandoned, the related costs are recognized in profit or loss immediately. Pre-license costs are recognized in profit and loss as incurred.

Items of property, plant and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing an asset to a working condition for its intended use, as well as the costs of dismantling and removing an asset and restoring the site on which it was located.

Where parts of an item of property, plant and equipment with costs that are significant in relation to the total cost of the item have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in profit or loss.

Leased assets

Leases in terms of which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset and liability are measured at amounts equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Subsequent to initial recognition, the assets held under finance leases are accounted for in the same manner as owned property, plant and equipment.

Subsequent costs

The group recognizes in the carrying amount of an item of property, plant and equipment, the cost of replacing part of an item when that cost is incurred, if it is probable that the future economic benefits embodied within the part will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other costs are recognized in profit or loss as an expense as incurred.

1. ACCOUNTING POLICIES *(continued)*

PROPERTY, PLANT AND EQUIPMENT *(continued)*

Depreciation

Depreciation of mining properties (including mineral rights), mine development and mine plant facilities relating to underground operations are computed using the units-of-production method based on estimated proved and probable Ore Reserves, which are calculated using our life of mine business plans and a gold price at the end of each financial year. Proved and probable Ore Reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Exploration assets that are available for use are depreciated over their estimated useful lives. Changes in management's estimates of the quantities of the economically recoverable reserves impact depreciation on a prospective basis. The prevailing market price of gold at the end of the financial year was R154,437, R208,287 and R236,227 per kilogram for the fiscal years ended June 30, 2007, 2008 and 2009, respectively.

Other assets are depreciated using the straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their estimated useful lives, unless it is reasonably certain that the group will obtain ownership by the end of the lease term. Land is not depreciated.

The current estimated useful lives are:

- mining properties – life of mine for each operation, currently between two and 27 years
- mine development – life of mine for each operation, currently between two and 27 years
- mine plant facilities – life of mine for each operation, currently between two and 27 years
- equipment and vehicles – three to five years

The residual values, estimated useful lives and depreciation methods are re-assessed annually.

INTANGIBLE ASSETS

Acquisition and goodwill arising thereon

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the cost of acquisition over the fair value of the attributable mineral assets including value beyond proved and probable Ore Reserves and Mineral Resource and exploration properties is recognized as goodwill. In the case of negative goodwill arising from an investment, the amount is recognized in profit or loss immediately. Goodwill relating to equity accounted joint ventures and associates is included within the carrying value of the investment and tested for impairment when indicators exist.

Goodwill relating to subsidiaries is tested annually for impairment and measured at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purposes of impairment testing.

IMPAIRMENT

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate, that is, the effective interest rate computed at initial recognition of these financial assets.

Available-for-sale financial assets

An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. When a decline in the fair value of an available-for-sale financial asset has been recognized directly in other comprehensive income, and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

1. ACCOUNTING POLICIES *(continued)*

IMPAIRMENT *(continued)*

Available-for-sale financial assets (continued)

Financial assets that are individually significant are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

Non-financial assets

The carrying amounts of the group's assets, other than inventories and deferred tax assets are reviewed at each statement of financial position date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash costs of production, all based on life of mine business plans. The term "recoverable minerals" means proved and probable Ore Reserves which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R154,437, R208,287 and R236,227 per kilogram for the fiscal years ended June 30, 2007, 2008 and 2009, respectively. For the purpose of impairment testing, assets are grouped together into the smallest group of assets which generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or groups of assets (the 'cash-generating unit').

An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated to the carrying amounts of the assets in the unit (group of units) on a *pro rata* basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Exploration assets

Exploration assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration assets are allocated to cash-generating units consistent with the determination of reportable segments.

The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proved and probable Ore Reserves are determined to exist. Upon determination of proved and probable Ore Reserves, exploration assets attributable to those reserves are first tested for impairment and then reclassified from exploration assets to a separate category within tangible assets. Expenditure deemed to be unsuccessful is recognized profit or loss immediately.

INVENTORIES

Gold in process is measured at the lower of cost and net realizable value. Costs are assigned to gold in process on an average cost basis. Costs comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction and processing as they are reliably measurable at that point. Selling, refining and general administration costs are excluded from inventory valuation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Consumable stores are stated at the lower of cost and net realizable value. Cost of consumables is based on the weighted average cost principle and includes expenditure incurred in acquiring inventories and bringing them to their existing location and condition.

1. ACCOUNTING POLICIES *(continued)*

TAXATION

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current taxation

Current taxation is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the statement of financial position date, and any adjustment to tax payable in respect of previous years.

Deferred taxation

Deferred taxation is recognized using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, and the company intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends, such as secondary tax on companies, are recognized at the same time as the liability to pay the related dividend is recognized.

SHARE CAPITAL

Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effect.

Preference share capital

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the company's option, and any dividends are discretionary. Dividends on preference share capital classified as equity are recognized as distributions within equity. Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

Dividends

Dividends are recognized as a liability in the period in which they are declared.

EMPLOYEE BENEFITS

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through monthly contributions to these defined contribution plans. Obligations for contributions are recognized as an employee benefit expense in profit or loss as incurred.

1. ACCOUNTING POLICIES *(continued)*

EMPLOYEE BENEFITS *(continued)*

Long-service benefits

The group makes long-service bonus payments (long-service awards) for certain eligible employees, under the Chamber of Mines of South Africa Long Service Award Scheme. The amount of the award is based on both the employee's skill level and years of service with gold mining companies that qualify for the scheme. The obligation is accrued over the service life of the employees and is calculated using a projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

Share-based payment transactions

The group grants share options to certain employees under an employee share plan to acquire shares of the company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using the Black-Scholes option valuation model, taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to market conditions such as share prices not achieving the threshold for vesting.

Post-retirement medical benefits

Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees. The group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis and discounted using the projected unit credit method. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the group's obligations and that are denominated in the same currency in which the benefits are expected to be paid. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. The fair value of any plan assets is deducted. Actuarial gains and losses are recognized immediately in profit or loss. When the calculation results in a benefit to the group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

PROVISIONS

A provision is recognized in the statement of financial position when the group has present legal or constructive obligations resulting from past events that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Decommissioning liabilities

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognized and included within mining properties.

Decommissioning liabilities are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in profit or loss. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalized or reversed against the relevant asset.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration liabilities

The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are charged to profit or loss as a cost of production. Gross restoration liabilities are estimated at the present value of the expenditures expected to settle the obligation.

1. ACCOUNTING POLICIES *(continued)*

PROVISIONS (continued)

Rehabilitation trust fund

Annual contributions are made to dedicated rehabilitation trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. These contributions are recognized as a right to receive reimbursement from the fund and measured at the fair value of the fund assets. Changes in the carrying value of the fund assets, other than contributions to and payments from the fund, are recognized in profit or loss.

REVENUE RECOGNITION

Gold bullion and by-products

Revenue from the sale of gold bullion and by-products is measured at the fair value of the consideration received or receivable. Revenue is recognized in profit or loss when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

Government grants

Government grants are not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to them and the grant will be received. Grants that compensate the group for expenses incurred are recognized in profit or loss as a deduction against the related expense.

Finance income

Finance income includes dividends received, interest received, growth in the environmental rehabilitation trust funds, net gains on financial instruments measured at amortized cost, and other profits and losses arising on disposal of investments.

Dividends are recognized when the group's right to receive payment is established. Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

EXPENSES

Operating lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance expenses

Finance expenses comprise interest payable on borrowings calculated using the effective interest method, unwinding of discounting of provision for environmental rehabilitation, net foreign exchange gains and losses, net losses on financial instruments measured at amortized cost, and interest on finance leases.

Finance costs capitalized

Interest on borrowings relating to the financing of qualifying major capital projects under construction is capitalized during the construction phase as part of the cost of the project. Such borrowing costs are capitalized over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalization ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

1. ACCOUNTING POLICIES *(continued)*

OPERATING SEGMENTS

Operating segments are identified on the basis of internal reports that the group's chief operating decision maker (CODM) reviews regularly in allocating resources to segments and in assessing their performance. The CODM for the group has been identified as the group's Executive Committee. Reportable segments are identified based on quantitative thresholds of revenue, profit or loss, and assets. The amounts disclosed for each reportable segment are the measures reported to the CODM, which are not necessarily based on the same accounting policies as the amounts recognized in the financial statements.

Aggregation of operating segments is implemented where disclosure of information enables users of the group's financial statements to evaluate the nature and effects of the business activities in which it engages and the economic environment in which it operates, where the operating segments have characteristics so similar that they can be expected to have essentially the same future prospects and if they are similar in the following respects:
- the nature of the production process;
- the type or class of customer for their products and services;
- the methods used to distribute their products or provide their services; and
- if applicable, the nature of the regulatory environment.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

A held-for-sale asset is classified as such if it is a non-current asset, or disposal group comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use. Immediately before classification as held for sale, the assets (or components of a disposal group) are re-measured in accordance with the group's accounting policies. Thereafter, in general, the non-current assets or disposal groups are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent measurement. Gains are not recognized in excess of any cumulative impairment loss.

A discontinued operation in the group is a component of the group's business that represents a separate major line of business, or geographical area of operations which has been disposed of or is held for sale, or is a subsidiary acquired exclusively for resale.

When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is restated.

EARNINGS OR LOSS PER SHARE

The group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings or loss per share are calculated based on the net profit or loss after taxation for the year attributable to ordinary shareholders of the company, divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings or loss per share are presented when the inclusion of ordinary shares that may be issued in the future, has a dilutive effect on earnings or loss per share, which comprises share options granted to employees.

BUSINESS COMBINATIONS INVOLVING ENTITIES UNDER COMMON CONTROL

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and that control is not transitory.

In the absence of more specific guidance, the group consistently applied the book value measurement method to all common control transactions on the basis that an investment is simply being transferred from one part of the group to another. Any difference between the carrying amount of the net assets received and the consideration paid, if any, is recognized directly in equity as an excess arising from the common-control transaction.

	2009	2008	2007
	R'000	R'000	R'000
2. REVENUE			
Revenue consists of the following principal categories:			
Gold revenue	**1,870,574**	1,897,723	2,160,800
By-product revenue	**40,164**	35,424	48,905
Total revenue	**1,910,738**	1,933,147	2,209,705
3. RESULTS FROM OPERATING ACTIVITIES INCLUDES THE FOLLOWING:			
Auditors' remuneration	**(10,520)**	(10,453)	(15,418)
Audit fees – current year	**(10,246)**	(10,163)	(11,555)
(Under)/over provision – prior year	**(116)**	161	(2,291)
Fees for other services	**(158)**	(451)	(1,572)
Management, technical, administrative and secretarial service fees	**(12,916)**	(15,760)	(11,811)
Staff costs			
Included in staff costs are:	**(681,717)**	(652,168)	(795,926)
Salaries and wages	**(582,509)**	(598,160)	(706,663)
Share-based payments	**(7,873)**	(6,591)	(12,686)
Retrenchment and restructuring costs	**(34,922)**	(11,344)	(27,445)
Post-retirement and other employee benefit contributions	**(56,413)**	(36,073)	(49,132)
Profit/(loss) on sale of property, plant and equipment	**10,266**	10,054	(301)
Impairments	**(75,138)**	(110,633)	(878,046)
Property, plant and equipment	**(72,438)**	(116,522)	(872,133)
Investments and loans to associates	**(2,700)**	-	-
Other loans	**-**	5,889	(5,913)

During the year ended June 30, 2009, impairments of R53.0 million and R19.4 million were recorded against ERPM's and Crown's property, plant and equipment, respectively. The impairments were due to the recoverable amount of these assets being less than their carrying amount for ERPM due to closure of underground operations and for Crown due to restriction of deposition capacity. The Crown plant, City plant and ERPM's underground operations are separate cash-generating units. Furthermore, an impairment relating to the investment in West Wits SA (Pty) Limited amounting to R2.7 million was recognized. The impairment was due to the recoverable amount of this asset being less than its carrying amount.

During the year ended June 30, 2008, an impairment of R69.8 million was recorded against ERPM's property, plant and equipment due to unprofitable long-walls, and an impairment of R46.7 million was recorded against Emperor's property, plant and equipment. The impairments were due to the recoverable amount of these assets being less than their carrying amount.

An impairment of R3.5 million recorded during the 2007 financial year against the preference shares held by the black economic empowerment partner, Khumo Gold SPV (Pty) Limited, and R2.4 million impairment which was raised against the loan to the DRDSA Empowerment Trust, were reversed during the 2008 financial year. The reversal of these impairments was due to the recoverable amount represented by the value in use of these assets being higher than their carrying amount.

During the year ended June 30, 2007, an impairment, amounting to R872.1 million was recorded against property, plant and equipment at Emperor. R65.0 million related to an impairment of Tolukuma's property, plant and equipment and R807.1 million related to an impairment of Vatukoula's property, plant and equipment. The impairments were due to the recoverable amount represented by the value in use of these assets being less than their carrying amount.

	2009	2008	2007
	R'000	R'000	R'000
3. RESULTS FROM OPERATING ACTIVITIES INCLUDES THE FOLLOWING: (continued)			
Operating leases	**(2,670)**	(2,635)	(3,428)
Pumping subsidy received	**9,000**	12,703	19,599
4. DIRECTORS' EMOLUMENTS			
Executive directors			
Services rendered as directors of the company			
Salaries	**(6,130)**	(3,994)	(2,852)
Bonuses	**(2,907)**	(1,655)	(1,184)
Services rendered by directors as directors of subsidiaries			
Salaries	**(1,429)**	-	(2,556)
Bonuses	**(1,399)**	-	(3,134)
End-of-contract payments	**(747)**	-	(1,905)
Non-executive directors			
Services rendered as directors of the company			
Directors fees and bonuses	**(3,787)**	(3,071)	(2,473)
Services rendered as directors as directors of subsidiaries			
Directors fees and bonuses	**-**	(877)	(1,147)
Alternate Directors			
Services rendered as directors of the company			
Salaries	**-**	(1,562)	(943)
Bonuses	**-**	(716)	-
Pension/provident fund contributions	**-**	(130)	(70)
Services rendered by directors as directors of subsidiaries			
Salaries	**-**	-	(398)
Bonuses	**-**	-	(431)
Included in administration and general costs	**(16,399)**	(12,005)	(17,093)
5. FINANCE INCOME			
Dividends received	**4,829**	4,074	3,829
Royalties received	**-**	-	1,960
Interest received	**75,035**	70,232	12,998
Net gain on financial liabilities measured at amortized cost (refer note 22)	**62,000**	-	-
(Loss)/profit on realization of investment	**(1,873)**	12,005	1,152
Growth in environmental rehabilitation trust funds	**12,867**	8,486	8,061
Recognition of negative goodwill on acquisition of subsidiary	**53,006**	-	-
Other investment income	**127**	218	1,123
	205,991	95,015	29,123

	2009	2008	2007
	R'000	R'000	R'000
6. FINANCE EXPENSES			
Interest paid on bank loans and overdrafts	**(2,219)**	(34,133)	(86,293)
Interest paid on overdue accounts	**(865)**	(787)	(988)
Interest expense on convertible bond	**-**	-	(11,795)
Loss on disposal of subsidiaries	**-**	-	(8,896)
Unrealized foreign exchange (loss)/gain	**(10,318)**	(37,314)	14,012
Net loss on financial liabilities measured at amortized cost (refer note 22)	**-**	(83,721)	(5,182)
Unwinding of provision for environmental rehabilitation (refer note 19)	**(9,797)**	(4,735)	(3,250)
Unwinding of discount on financial liabilities measured at amortized cost	**(18,023)**	(6,394)	(3,371)
Other finance expenses	**(521)**	(609)	(220)
	(41,743)	(167,693)	(105,983)
7. INCOME TAX			
Mining tax	**20,729**	147,737	(204)
Non-mining tax	**11,332**	(4,026)	(5,068)
Secondary tax on companies	**(3,617)**	-	(461)
	28,444	143,711	(5,733)
Comprising:			
South African			
Current - current tax	**(43,321)**	(13,272)	(276)
- prior tax	**749**	-	-
Deferred tax - current year	**74,633**	81,575	-
Secondary tax on companies	**(3,617)**	-	(461)
Foreign			
Current tax - current year	**-**	(32,678)	(4,792)
- prior year	**-**	-	-
Deferred tax - current year	**-**	108,086	(204)
- prior year	**-**	-	-
	28,444	143,711	(5,733)

In South Africa, mining tax on mining income is determined based on a formula which takes into account the profit and revenue from a gold mining company during the year. Non- mining income, which consists primarily of interest, is taxed at a standard rate of 28% (2008: 28%) (2007: 29%).

The tax rates applicable to mining and non-mining income of a gold mining company depend on whether the company has elected to be exempt from secondary tax on companies (STC). STC is a tax on dividends declared, which is payable by the company declaring the dividend. At present, the STC tax rate is equal to 10.0% (2008: 10%) (2007: 12.5%) of the amount of income declared as a dividend. In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply to both mining and non-mining income.

In 2009, 2008 and 2007, the tax rates for taxable mining and non-mining income for companies that elected the STC exemption were 43% (2008: 43%) (2007: 45%) and 35% (2008: 35%) (2007: 37%) respectively. During those same years, the tax rates for companies that did not elect the STC exemption were 34% (2008: 34%) (2007: 35%) and 28% (2008: 28%) (2007: 29%).

In 1993, the company elected not to be exempt from STC, as this would have meant that the company would be subject to normal taxation at the higher rates of 43% for mining income and 35% for non-mining income. The company, having chosen not to be subject to the STC exemption, is subject to 34% (2008: 34%) (2007: 35%) tax on mining income and 28% (2008: 28%) (2007: 29%) for non-mining income. With the exception of Crown, all of the South African subsidiaries elected not to be exempt from STC. The tax rate for all the Australasian operations was 30%.

7. INCOME TAX *(continued)*

South African deferred tax is provided at the estimated effective mining tax rate applicable in terms of the mining tax formula to the relevant operations at either 34% or 43% (2008: 34% or 43%) (2007: 35% or 45%) while the Australian deferred tax was provided at the Australian statutory tax rate of 30% (2008: 30%) (2007: 30%).

Each company is taxed as a separate entity and no tax set-off is allowed between the companies.

	2009 R'000	2008 R'000	2007 R'000
Estimated unredeemed capital expenditure at year-end (available for deduction against future mining income)	**1,907,048**	1,395,736	1,724,708
Estimated tax losses at year-end (available to reduce future taxable income)	**914,057**	963,940	892,363
Estimated tax losses and unredeemed capital expenditure carried forward	**2,821,105**	2,359,676	2,617,071
Estimated future tax relief at applicable statutory rates	**922,492**	748,071	879,635
Tax reconciliation			
Major items causing the group's income tax provision to differ from the statutory rate were:			
Taxation (charge)/benefit on net (profit)/loss at applicable statutory rates	**(25,660)**	27,987	451,071
Disallowable expenditure	**(22,986)**	(94,659)	(78,930)
Exempt income	**32,372**	226,850	139,705
Additional tax expense relating to the prior year	**(1,373)**	–	–
Tax incentives	**2,114**	5,678	3,107
Secondary tax on companies	**(3,617)**	–	(461)
Temporary differences (including tax losses) for which deferred tax assets (not recognized) and previously unrecognized temporary differences recognized	**45,047**	(22,145)	(516,926)
Other	**2,547**	–	(3,299)
Taxation relief/(charge)	**28,444**	143,711	(5,733)

8. PROFIT ON DISPOSAL OF DISCONTINUED OPERATIONS

The sale of Emperor's 20% interest in the Porgera Joint Venture to Barrick was completed on August 17, 2007 for a cash consideration of R1.9 billion ($255.0 million) and subsequently Emperor retired all its debt facilities, leaving the group debt- and hedge-free. Emperor's capital return to its shareholders amounting to R308.5 million ($43.9 million) was completed on September 3, 2007 and DRDGOLD received its portion of the capital return, amounting to R242.8 million ($37.7 million).

The sale of DRDGOLD's 78.72% interest in Emperor was concluded on October 22, 2007 for a total consideration of R355.8 million (A$56.0 million), drawing to a close the group's mining investment in Australasia.

On March 30, 2008 DRDGOLD disposed of its 50.25% shareholding in NetGold Services Limited (NetGold) and in exchange for its shareholding in NetGold obtained a 12.3% stake in GM Networks Limited (GoldMoney), which was sold during the current year.

An extensive three-month review of the Vatukoula mine was completed in early December 2006. The results of the review concluded that continuation of the mine plan was no longer economically viable. On December 5, 2006 mining ceased, and the mine was closed and placed on care and maintenance. The mine was sold on March 28, 2007.

	2009	2008	2007
	R'000	R'000	R'000
Comparative information has been restated and re-presented to show the discontinued operations separately from the continuing operations.			
Profit on disposal of Porgera	-	1,052,393	–
Profit on disposal of Emperor	-	103,403	–
Profit on disposal of NetGold	-	13,414	–
Profit on disposal of the Vatukoula mine.	-	-	90,895
Costs recovered on liquidation of the North West Operations	-	-	43
Profit on disposal of discontinued operations	-	1,169,210	90,938

	2009	2008	2007
9. EARNINGS/(LOSS) PER SHARE	**R'000**	**R'000**	**R'000**
Basic			
The calculation of earnings/(loss) per ordinary share is based			
on the following:			
Basic earnings/(loss) attributable to equity owners of the parent	**129,124**	996,041	(924,466)
Basic earnings/(loss) from continuing operations attributable to equity owners of the parent	**129,124**	128,558	(2,674)
Weighted average number of ordinary shares in issue	**376,678,974**	376,023,344	340,928,374
Diluted			
Basic earnings/(loss) attributable to equity owners of the parent	**129,124**	996,041	(924,466)
Dilutive effect on earnings	**-**	-	-
Diluted basic earnings/(loss)	**129,124**	996,041	(924,466)
Reconciliation of weighted average ordinary shares to diluted weighted average ordinary shares			
Weighted average number of ordinary shares in issue	**376,678,974**	376,023,344	340,928,374
Number of staff options allocated	**223,547**	22,813	895,747
Diluted weighted average number of ordinary shares	**376,902,521**	376,046,157	341,824,121
Basic earnings/(loss) per ordinary share (cents)	**34**	265	(271)
Basic diluted earnings/(loss) per share (cents)	**34**	265	(271)
Basic earnings/(loss) from continuing operations per ordinary share (cents)	**34**	34	(1)
Diluted earnings/(loss) from continuing operations per ordinary share (cents)	**34**	34	(1)

There was no dilution in loss per share for 2007 as the effect of dilutive securities in issue would be anti-dilutive, as the group recorded a loss.

10. PROPERTY, PLANT AND EQUIPMENT

	2009 R'000	2008 R'000
Total		
Cost	**2,901,436**	1,809,606
Opening balance	**1,809,606**	2,783,736
Acquired through purchase of subsidiaries	**740,874**	-
Additions	**346,668**	371,389
Borrowing costs capitalized	**5,154**	2,613
Disposals	**(866)**	-
Disposed through disposal of subsidiary	**-**	(1,391,555)
Foreign exchange movement	**-**	43,423
Accumulated depreciation, amortization and impairment losses	**(1,168,217)**	(996,731)
Opening balance	**(996,731)**	(2,133,966)
Current depreciation	**(99,217)**	(69,931)
Impairment	**(72,438)**	(116,522)
Disposals	**169**	-
Disposed through disposal of subsidiary	**-**	1,366,295
Foreign exchange movement	**-**	(42,607)
Net book value	**1,733,219**	812,875

	2009 R'000	2008 R'000
10. PROPERTY, PLANT AND EQUIPMENT *(continued)*		
Mining property		
Cost	**284,800**	259,313
Opening balance	**259,313**	935,223
Additions (b)	**22,367**	105,691
Borrowing costs capitalized	**3,298**	2,613
Disposals	**(178)**	-
Disposed through disposal of subsidiary	**-**	(808,809)
Foreign exchange movement	**-**	24,595
Accumulated depreciation, amortization and impairment losses	**(151,527)**	(145,574)
Opening balance	**(145,574)**	(873,143)
Current depreciation	**(5,746)**	(9,927)
Impairment	**(207)**	(46,718)
Disposed through disposal of subsidiary	**-**	808,809
Foreign exchange movement	**-**	(24,595)
Net book value	**133,273**	113,739
Mine development		
Cost	**1,806,500**	902,845
Opening balance	**902,845**	901,907
Acquired through purchase of subsidiaries	**672,140**	-
Additions	**231,715**	124,194
Disposals	**(200)**	-
Disposed through disposal of subsidiary	**-**	(127,371)
Foreign exchange movement	**-**	4,115
Accumulated depreciation, amortization and impairment losses	**(614,272)**	(513,450)
Opening balance	**(513,450)**	(531,574)
Current depreciation	**(54,254)**	(34,452)
Impairment	**(46,568)**	(69,804)
Disposed through disposal of subsidiary	**-**	126,466
Foreign exchange movement	**-**	(4,086)
Net book value	**1,192,228**	389,395

	2009 R'000	2008 R'000
10. PROPERTY, PLANT AND EQUIPMENT (continued)		
Mine plant facilities		
Cost	**679,049**	547,018
Opening balance	**547,018**	726,579
Acquired through purchase of subsidiaries	**39,925**	-
Additions	**92,253**	56,416
Disposals	**(147)**	-
Disposed through disposal of subsidiary	**-**	(243,856)
Foreign exchange movement	**-**	7,879
Accumulated depreciation, amortization and impairment losses	**(386,457)**	(324,383)
Opening balance	**(324,383)**	(537,084)
Current depreciation	**(37,401)**	(23,276)
Impairment	**(24,673)**	-
Disposed through disposal of subsidiary	**-**	243,856
Foreign exchange movement	**-**	(7,879)
Net book value	**292,592**	222,635
Equipment and vehicles		
Cost	**21,557**	18,301
Opening balance	**18,301**	220,027
Additions	**3,597**	2,959
Disposals	**(341)**	-
Disposed through disposal of subsidiary	**-**	(211,519)
Foreign exchange movement	**-**	6,834
Accumulated depreciation, amortization and impairment losses	**(15,961)**	(13,324)
Opening balance	**(13,324)**	(192,165)
Current depreciation	**(1,816)**	(2,276)
Impairment	**(990)**	-
Disposals	**169**	-
Disposed through disposal of subsidiary	**-**	187,164
Foreign exchange movement	**-**	(6,047)
Net book value	**5,596**	4,977
Exploration Assets (a)		
Cost	**109,530**	82,129
Opening balance	**82,129**	-
Acquired through purchase of subsidiaries	**28,809**	-
Additions (b)	**(3,264)**	82,129
Borrowing cost capitalized	**1,856**	-
Net book value	**109,530**	82,219

10. PROPERTY, PLANT AND EQUIPMENT (continued)

Certain assets have been encumbered as security for specified liabilities (refer note 22).

Borrowing costs are capitalized at the prime lending rate.

At year end a reclassification took place to disclose exploration assets as a separate asset class, together with the early adoption of IFRS 8 – Operating Segments to provide better information. For comparative purposes the numbers for 2008 are the only numbers affected by this reclassification and have been amended accordingly.

In assessing the recoverability of the above assets, where there are indicators of possible impairment, the estimated cash flows have been calculated using the following estimates:

- life of mine based on proved and probable Ore Reserves;
- gold price estimates are based on a gold price of R270 000/kg of gold (US$885 per ounce) in year one, escalating at an average of 7.42% per annum and a base exchange rate of R8.50 = US$1.00, with the rand weakening in future years based on the expected differential between the local South African interest rates in those years over the United States interest rates in those years.
- working cost estimates are based on current working costs per kilogram at June 30, 2009, escalated for expected South African inflationary increases of approximately 5.5% per annum; and
- capital cost estimates are based on current estimates of future development costs to mine the current proved and probable Ore Reserves, escalated for expected South African inflationary increases of approximately 5.5% per annum.

(a) Exploration assets relates to phase two of the Ergo project (the Ergo Joint Venture) and include property, plant, and tailings complex as well as the property included through proportionate consolidation of Witfontein Mining (Pty) Limited (refer to note 13).

(b) Included in additions are rehabilitation adjustments amounting to R5.8 million and (R3.9 million) relating to mining property and exploration assets, respectively.

	2009	2008
	R'000	R'000
11. NON-CURRENT INVESTMENTS AND OTHER ASSETS		
Listed investments (see below)	**-**	-
Opening balance	**-**	2,042
Foreign exchange movement	**-**	191
Additions	**-**	27
Disposals	**-**	(1 402)
Fair value adjustment	**-**	(858)
Unlisted investments	**9,556**	10,689
Loan to DRDSA Empowerment Trust	**10,078**	13,628
Loan to Khumo Gold SPV (Pty) Ltd	**23,364**	41,040
Investments in environmental rehabilitation trust funds	**129,682**	110,766
Opening balance	**110,766**	75,770
Contributions	**6,049**	26,510
Growth in environmental rehabilitation trust funds	**12,867**	8,486
Total non-current investments and other assets	**172,680**	176,123
Directors' valuation of unlisted investments	**9,556**	10,689

Unlisted investments consists of:

	% Held	Number of shares	Market value 2009 R'000	Carrying value 2009 R'000	Carrying value 2008 R'000
Rand Mutual Assurance Company	†	370	7	7	9
Rand Refinery Limited	4	16,157	9,549	9,549	10,680
			9,556	9,556	10,689

† Represents a less than 1% shareholding.

Unlisted investments comprise investments in various unlisted companies in South Africa. The valuations, which are done on an annual basis, are based on the net asset value of these investments. During the previous year the group disposed of all its listed investments.

The monies in the environmental rehabilitation trust funds are invested primarily in low-risk interest-bearing debt securities and may be used only for environmental rehabilitation purposes.

	2009	**2008**
	R'000	**R'000**

12. INVESTMENT IN SUBSIDIARIES

Acquisition of subsidiary during the year

ErgoGold (formerly Elsburg Gold Mining Joint Venture)

The group entered into a 50.50 joint venture agreement through East Rand Proprietary Mines Limited (ERPM), together with one of Mintails SA (Pty) Limited subsidiaries called Mogale Gold (Pty) Limited on August 15, 2008. The joint venture is called ErgoGold. On March 31, 2009 the group acquired the remaining 50% interest in ErgoGold through ERPM acquiring 15% and DRDGOLD acquiring 35% for a cash consideration of R100 million and R177 million respectively.

The fair value of the assets acquired at the date of acquisition, exceeded the cost of the acquisition, therefore resulting in a bargain purchase. The bargain purchase was a direct result of the favourable change in the gold price from the time the purchase price was fixed and the higher gold price on the date all the requirements were met for the acquisition to be recognized, which was the date the fair value of the assets and liabilities were determined. The resulting negative goodwill arising amounted to R53 million and was recognized in the statement of comprehensive income, under finance income.

The most significant fair value determined related to the mining rights included in property, plant and equipment and amounted to R583.0 million. The Multi Period Excess Earnings Method (MEEM) was used to calculate the fair value, incorporating the following assumptions on acquisition date: gold price of R288,665/kg, average escalation of gold price of 6.4% per annum, working cost per tonne of R30 at an average escalation of 6%, life of mine (period) of 13 years, average yield of 0.14g/t and discount rate of 22.5%.

The statement of comprehensive income since acquisition relating to ErgoGold which has been consolidated is set out below:

Statement of comprehensive income (3 months to June 30, 2009)

Revenue	**8,713**	-
Cost of sales	**(54,614)**	-
Gross loss from operating activities	**(45,901)**	-
Other income, administration and general costs	**(1,250)**	-
Loss before taxation	**(47,151)**	-

The statement of comprehensive income for the full 8 months trading period of ErgoGold has been set out below:

Revenue	**39,643**	-
Cost of sales	**(105,058)**	-
Gross loss from operating activities	**(65,415)**	-
Other income, administration and general costs	**(1,251)**	-
Loss before taxation	**(66,666)**	-

The statement of financial position at acquisition of ErgoGold has been set out below:

Statement of financial position (as at April 1, 2009)

Non-current assets		
Property, plant and equipment	**887,462**	-
Current assets		
Inventory	**17,866**	-
Trade and other receivables	**950**	-
Cash and cash equivalents	**1,666**	-
Total fair value of assets	**907,944**	-
Non-current liabilities		
Deferred tax liability	**(185,653)**	-
Current liabilities		
Trade and other payables	**(33,381)**	-
Total fair value of liabilities	**(219,034)**	-
Fair value of net assets on date of acquisition	**688,910**	-
Non controlling interest in fair value of net assets	**55,866**	-
Acquisition date fair value on 50% initial equity interest	**344,455**	-

	2009	2008
	R'000	R'000

13. INVESTMENT IN JOINT VENTURES

The joint venture for which the statement of comprehensive income and statement of financial position have been proportionately consolidated were as follows:

Witfontein Mining (Pty) Limited – percentage held	**50%**	-
Ergo Mining (Pty) Limited – percentage held	**50%**	50%

The group acquired a 50% interest in Witfontein Mining (Pty) Limited (Witfontein) on February 28, 2009 for a cash consideration of R20 million. The group has the option to dispose of its interest at a consideration equal to the acquisition price if Witfontein is unsuccessful in obtaining the required approvals for a deposition facility. Witfontein had no capital commitments at year end.

The group acquired a 50% interest in Ergo Mining (Pty) Limited (Ergo Joint Venture) with effect from May 6, 2008. Ergo Joint Venture is jointly controlled by the group and Mintails Limited. Ergo Joint Venture has contracted commitments which have not been provided for in the financial statements amounting to R4.8 million (2008: R133.7 million), and commitments authorized by the directors but not contracted for amounting to R30.9 million (2008: R146.1 million). The group's proportionate share in these amounts is 50%.

The group's effective share of income, expenses, assets, liabilities and cash flows of the joint ventures, which is included in the consolidated financial statements, is as follows:

Statement of comprehensive income

Revenue	**-**	-
Cost of sales	**(5,162)**	-
Gross loss from operating activities	**(5,162)**	-
Other income, administration and general costs	**(3,967)**	(42)
Loss before taxation	**(9,129)**	(42)

Statement of financial position

Non-current assets	**69,876**	94,408
Current assets	**34,269**	51,318
Total assets	**104,145**	145,726
Equity of owners	**10,830**	(30)
Non-current liabilities	**70,840**	78,329
Current liabilities	**22,475**	67,427
Total equity and liabilities	**104,145**	145,726

14. INVESTMENT IN ASSOCIATES

The associate has been equity accounted for in the statement of comprehensive income and statement of financial position. An impairment has been provided against this investment.

West Wits SA (Pty) Limited – percentage held	**28.33%**	-
Investment in associate – at cost	**2,700**	-
Impairment of investment in associate	**(2,700)**	-
Carrying value of investment in associate	**-**	-

15. INVENTORIES

Current

Gold in process	**42,861**	30,398
Consumable stores	**51,074**	32,459
	93,935	62,857

Non-current

Consumable stores	**4,238**	2,717
Total inventories	**98,173**	65,574

	2009	2008
	R'000	**R'000**
16. TRADE AND OTHER RECEIVABLES		
Trade receivables (gold)	**30,966**	58,650
Value added tax	**27,494**	32,357
Prepayments	**386**	285
Receivables from related parties	**86**	515
Interest receivable	**6,181**	19,983
Other receivables	**31,161**	136,689
Allowance for impairment	**(8,314)**	(8,201)
	87,960	240,278

17. ASSETS CLASSIFIED AS HELD FOR SALE

Mining property of R15.0 million, being the Durban Deep mine village, is presented as held for sale following the decision of the group's management on January 13, 2006 to sell this disposal group as part of the closure of the old Durban Deep mine. A sale was expected by June 30, 2009, however due to circumstances beyond the company's control, the sale has been postponed and is expected to be completed by June 30, 2010. The company remains committed to its plan to sell this disposal group.

On March 30, 2008 DRDGOLD disposed of its 50.25% shareholding in NetGold and, in exchange for its shareholding in NetGold, acquired a 12.3% stake in GoldMoney. DRDGOLD recognized the sale at a fair value of R22.1 million ($2.7 million) with a subsequent re-measurement to fair value at June 30, 2008 to R24.7 million ($3.1 million). On September 12, 2008 DRDGOLD disposed of its 12.3% stake in GoldMoney for R26.2 million ($2.9 million).

The disposal groups are carried at the lower of carrying amount and fair value less costs to sell.

Assets classified as held for sale		
Property, plant and equipment	**15,000**	15,000
Non-current investments and other assets	**-**	24,746
	15,000	39,746

18. EQUITY OF THE OWNERS OF THE PARENT

	2009 R'000	2008 R'000
Details of equity owners of the parent are provided in the statements of changes in equity on page F-5.		
Authorized share capital		
600,000,000 (2008: 600,000,000) ordinary shares of no par value		
5,000,000 (2008: 5,000,000) cumulative preference shares of 10 cents each	**500**	500
Issued share capital		
378,001,303 (2008: 376,571,588) ordinary shares of no par value	**4,104,480**	4,098,206
5,000,000 (2008: 5,000,000) cumulative preference shares of 10 cents each	**500**	500
	4,104,980	4,098,706

Share capital
Unissued shares
The group operates a share option scheme as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the group's performance. In terms of the scheme rules, a maximum of 15% of the issued ordinary shares is reserved for issuance there under and no participant may hold options at any time, which if exercised in full, would exceed 2% of the company's issued share capital at that time. The number of issued and exercisable share options are 4.6% of the issued ordinary share capital which is within the internationally accepted guideline of 3% to 5% for such schemes.

In addition, the participants in the scheme are fully taxed at their marginal tax rate on any gains realized on the exercise of their options.

In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the company are under the control of the directors until the next general meeting.

Cumulative preference shares
The terms of issue of the cumulative preference shares were that they carried the right, having priority over the company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of Argonaut's mineral rights acquired from Randgold and Exploration Company Limited in September 1997. In 2005, the Argonaut mineral rights reverted to the South African Government after no application for conversion was lodged within the stipulated period of one year, under the provisions of the Mineral and Petroleum Resources Development Act (MPRDA).

Option instruments
The company currently has one class of options authorized but not issued, namely Durban Deep 'C' options. There are 10,000,000 authorized option instruments at year-end which entitle the holder to subscribe for one ordinary share per option instrument at a subscription price of R15 per ordinary share, which are exercisable at any time during the period from the date on which the option is issued by the company to a date no later than five years from the date of issue.

18. EQUITY OF THE OWNERS OF THE PARENT *(continued)*

	2009 R'000	2008 R'000
Revaluation and other reserves		
Foreign exchange translation reserve (a)	**156,538**	157,144
Asset revaluation reserve (b)	**138,953**	6,744
Share-based payments reserve (c)	**51,919**	44,046
	347,410	207,934

(a) The foreign exchange translation reserve represents the cumulative translation effect arising on the translation of the financial statements of the company's foreign operations, as well as from the translation of liabilities that hedge the company's net investment in a foreign subsidiary.

(b) Certain items of property, plant and equipment that have been revalued to fair value on or prior to July 1, 2004 – the date of transition to IFRS – are measured on the basis of deemed cost, being the revalued amount at the date of the revaluation. A revaluation adjustment of R5.0 million has been recognized in the asset revaluation reserve.

The reserve also includes a R1.1 million (2008: R1.7 million) fair-value adjustment on available-for-sale financial instruments.

On the acquisition of ErgoGold, an amount of R133.3 million was taken to the asset revaluation reserve. This amount represented the increase in the fair value of ErgoGold's net assets after the acquisition of the group's initial interest, which is attributable to that initial interest.

(c) The company issues equity-settled instruments to certain qualifying employees under an employee share option scheme to purchase shares in the company's authorized but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Deferred share-based compensation is expensed over the vesting period, based on the company's estimate of the shares that are expected to eventually vest. During 2009, a deferred share-based compensation expense of R7.9 million (2008: R6.6 million), was charged to the statement of comprehensive income (refer to note 3).

Dividends
The following dividends were declared and paid by the group:

10.0 cents per qualifying ordinary share (2008: 0 cents)	**(37,658)**	-

After June 30, 2009 a dividend of 5 cents per qualifying share (R18.9 million) was proposed by the directors for 2010. The dividend has not been provided for nor the secondary tax on companies (STC) which is charged at 10% of the dividend declared and which amounts to R1.8 million.

19. PROVISION FOR ENVIRONMENTAL REHABILITATION

Opening balance	**381,252**	282,580
Acquired through purchase of joint venture	**-**	59,747
Increase in provision	**1,860**	-
Unwinding of discount (refer note 6)	**9,797**	4,735
Charge to the statement of comprehensive income	**19,545**	34,190
Closing balance	**412,454**	381,252

Amounts have been contributed to irrevocable trusts (refer to note 11)

The company intends to fund the ultimate rehabilitation costs from the money invested with the trust funds as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up.

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS

Liability for post-retirement medical benefits	**42,498**	21,504
Liability for long-service awards	**1,141**	1,236
	43,639	22,740

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS *(continued)*

	2009 R'000	2008 R'000
Contribution funds		

In South Africa, the group participates in a number of multi-employer industry-based retirement plans. All plans are governed by the Pension Funds Act, 1956.

The group pays fixed contributions to external institutions and will have no legal or constructive obligation to pay further amounts. Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through monthly contributions to these defined contribution plans. Obligations for contributions are recognized as an employee benefit expense in the statement of comprehensive income as incurred.

Amounts recognized in the statement of comprehensive income are as follows:

	2009 R'000	2008 R'000
Contribution payments	**(35,419)**	(33,578)

Post-retirement medical benefits

The group has an obligation to fund a portion of the medical aid contributions of certain of its employees after they have retired. A provision for post-retirement medical benefits has been raised, based on the latest calculations, using a projected unit credit method of independent actuaries, performed as at June 30, 2009. Post-retirement medical benefits are actuarially valued every three years. The obligation is unfunded.

Amounts recognized in the statement of financial position are as follows:

	2009 R'000	2008 R'000
Opening balance	**21,504**	19,009
Current service cost	**1,101**	1,021
Actuarial losses	**18,226**	-
Interest costs	**1,667**	1,474
Closing balance	**42,498**	21,504

Amounts recognized in the statement of comprehensive income are as follows:

	2009 R'000	2008 R'000
Current service cost	**(1,101)**	(1,021)
Net actuarial losses	**(18,226)**	-
Interest costs	**(1,667)**	(1,474)
	(20,994)	(2,495)

Principal actuarial assumptions at the statement of financial position date:

	2009	2008
Health care cost inflation	**7.3%**	5.8%
Discount rate	**8.3%**	7.8%
Real discount rate	**0.9%**	1.9%
Income at retirement (as % of final salary)	**60.0%**	50.0%
Normal retirement age	**60/65**	62.5/63/65
Expected average retirement age	**59.9/64.1**	61.6/62.0/63.5
Spouse age gap	**3 years**	3 years
Continuation at retirement	**100%**	100%
Proportion married at retirement	**85%**	85%

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS *(continued)*

Historical information:

	2009 R'000	2008 R'000	2007 R'000
Unfunded liability	42,498	21,504	19,009

There are currently no long-term assets set aside in respect of post-employment medical care liabilities.

Assuming all other variables remain constant, a 1% change in health care costs would have the following effects:

Sensitivity analysis:

	Variation 100bp	Health care cost inflation R'000	Mortality R'000	Resignation rate R'000
Effect on the aggregate	+1%	626	(437)	(224)
service and interest cost	-1%	(493)	529	249
Effect in past-service	+1%	9,562	(6,715)	(3,400)
contractual liability	-1%	(7,522)	8,075	3,782

The group expects to pay contributions to the amount of R4.5 million during 2010.

Long-service awards
The group participates in the Chamber of Mines of South Africa Long Service Awards Scheme (the scheme). The scheme does not confer on any employee or other persons any right of payment of any award.

In terms of the scheme, bonus payments may be made to certain employees, usually semi-skilled, upon reaching the age of 55, who have completed 15 years of continuous service in South African gold mining companies which are members of the Chamber of Mines of South Africa and The Employment Bureau of Africa, provided such service is not pensionable service. The scheme lays down the rules under which an employee may be eligible for the award. The award is paid by the company for which the employee works upon becoming eligible for the award and electing to receive payment. All awards must be confirmed by the Chamber of Mines of South Africa before payment.

The amount of the award is based on both the employee's skill level and years of service with gold mining companies that qualify for the scheme.

	2009 R'000	2008 R'000
Amounts recognized in the statement of financial position are as follows:		
Opening balance	1,236	1,322
Actuarial gain	-	-
Benefits paid	(95)	(86)
Closing balance	1,141	1,236
Amounts recognized in the statement of comprehensive income		
Actuarial gain/(loss)	-	-

Share option scheme

a) Details of the scheme

The company operates a share option scheme, DRDGOLD (1996) Share Scheme, (the scheme), as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the company's performance. In terms of the scheme rules a maximum of 15% of the issued ordinary shares of the company is reserved for issuance there under and no participant may hold options at any time which, if exercised in full, would exceed 2% of the company's issued share capital at that time. The number of issued and exercisable share options is approximately 4.6% of the issued ordinary share capital which is within the internationally accepted guideline of 3% to 5% for such schemes. In addition, the participants in the scheme are fully taxed at their maximum marginal tax rate on any gains realized on the exercise of their options.

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS *(continued)*

The price at which an option may be exercised is the lowest seven-day trailing average of the closing market prices of an ordinary share on the JSE Limited, as confirmed by the company's directors, during the three months preceding the day on which the employee is granted the option. Each option remains in force for 10 years after the date of grant, subject to the terms of the option plan. Options granted under a plan vest at the discretion of the company's directors, but primarily according to the following schedule over a maximum of a three-year period:

Percentage vested in each period grant:	Period after the original date of the option:
25%	6 months
25%	1 year
25%	2 years
25%	3 years

Any options not exercised within 10 years from the original date of the option will expire and may not thereafter be exercised.

b) Share options activity in respect of the DRDGOLD (1996) Share Scheme was as follows:

	Outstanding		Vested	
	Number of shares	Average price per share R	Number of shares	Average price per share R
Balance at June 30, 2007	16,254,774	12.48	12,163,058	14.18
Granted	4,581,800	3.88		
Exercised	(429,607)	5.48		
Forfeited/lapsed	(4,471,348)	14.34		
Balance at June 30, 2008	15,935,619	13.85	11,257,594	11.58
Granted	4,647,800	3.50		
Exercised	(1,429,715)	4.69		
Forfeited/lapsed	(1,848,775)	10.71		
Balance at June 30, 2009	**17,304,929**	**11.75**	**11,611,308**	**10.43**

Options to acquire the company's ordinary shares that were granted post November 7, 2002 and remain unvested at January 1, 2005, are measured at fair value at grant date. This fair value is recognized as an employee expense over the vesting period, adjusted to reflect actual levels of vesting, with the corresponding credit to a share-based payments reserve, which is part of equity.

The fair value of the options granted is measured using the Black – Scholes option valuation model, taking into account the terms and conditions upon which the options were granted.

Analysis of share options:

	Vested	Unvested		
	June 30, 2009	June 30, 2010	June 30, 2011	June 30, 2012
R5<	2,554,676	2,113,006	2,081,962	1,110,828
R5>R10	4,343,111	387,825	-	-
R10>R15	1,232,700	-	-	-
R15>R20	3,006,421	-	-	-
R20>R30	474,400	-	-	-
	11,611,308	**2,500,831**	**2,081,962**	**1,110,828**

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS *(continued)*

c) The fair value of the options determined using the Black - Scholes option valuation model.

Significant inputs into the model were:

	2009 R'000	2008 R'000
Market price at date of grant (rand per share)		
November 1, 2004 option grant	**10.93**	10.93
April 15, 2005 option grant	**5.13**	5.13
June 17, 2005 option grant	**5.50**	5.50
October 25, 2005 option grant	**5.94**	5.94
October 30, 2006 option grant	**9.93**	9.93
October 29, 2007 option grant	**5.50**	5.50
October 20, 2008 option grant	**4.70**	
Vesting periods (years)		
November 1, 2004 option grant	**3**	3
April 15, 2005 option grant	**3**	3
June 17, 2005 option grant	**3**	3
October 25, 2005 option grant	**3**	3
October 30, 2006 option grant	**3**	3
October 29, 2007 option grant	**3**	3
October 20, 2008 option grant	**3**	
Option strike price (rand per share)		
November 1, 2004 option grant	**11.70**	11.70
April 15, 2005 option grant	**4.84**	4.84
June 17, 2005 option grant	**7.10**	7.10
October 25, 2005 option grant	**8.78**	8.78
October 30, 2006 option grant	**9.08**	9.08
October 29, 2007 option grant	**3.88**	3.88
October 20, 2008 option grant	**3.50**	
Risk-free rate		
November 1, 2004 option grant	**8.56%**	8.56%
April 15, 2005 option grant	**7.81%**	7.81%
June 17, 2005 option grant	**7.58%**	7.58%
October 25, 2005 option grant	**7.94%**	7.94%
October 30, 2006 option grant	**8.39%**	8.39%
October 29, 2007 option grant	**8.79%**	8.79%
October 20, 2008 option grant	**9.55%**	
Volatility [(1)]		
November 1, 2004 option grant	**29%**	29%
April 15, 2005 option grant	**37%**	37%
June 17, 2005 option grant	**38%**	38%
October 25, 2005 option grant	**36%**	36%
October 30, 2006 option grant	**44%**	44%
October 29, 2007 option grant	**28%**	28%
October 20, 2008 option grant	**31%**	

(1) The volatility is measured at the standard deviation of the expected share price returns and is based on statistical analysis of daily share prices over the last three years.

21. DEFERRED TAX

	2009 R'000	2008 R'000
Balances arose from the following temporary differences:		
Deferred tax asset		
Property, plant and equipment	282,940	194,445
Provisions, including rehabilitation provision	132,704	271,178
Estimated assessed losses	114,998	140,724
Other temporary differences	152,063	151,983
Deferred tax assets not recognized	(517,590)	(676,755)
	165,115	81,575
Deferred tax liability		
Property, plant and equipment	(211,633)	-
Provisions, including rehabilitation provision	10,162	-
Other temporary differences	6,911	-
	(194,560)	-
Net deferred mining and income tax (liability)/asset	(29,445)	81,575
Reconciliation between deferred taxation opening and closing balances		
Opening balance	81,575	(104,334)
Foreign exchange movement	-	(3,752)
Subsidiary acquired	(185,653)	-
Statement of comprehensive income credit	74,633	189,661
Closing balance	(29,445)	81,575

22. LOANS AND BORROWINGS

	2009 R'000	2008 R'000
Secured		
AngloGold Ashanti Limited (a)	2,101	24,734
Unsecured		
Preference shares held by Khumo Gold SPV (Pty) Limited and the DRDSA Empowerment Trust (b)	65,146	140,900
	67,247	165,634
Less: payable within one year included under current liabilities	(2,101)	(39,972)
	65,146	125,662
Loans and borrowings expected repayment schedule for capital amounts payable in the twelve months to:		
June 30, 2009	-	39,972
June 30, 2010	2,101	23,776
June 30, 2011	12,591	-
Thereafter	52,555	101,886
	67,247	165,634
Analysis of gross loans and borrowings by currency:		
South African rand	67,247	165,634
Effective interest rates:		
Secured liabilities		
AngloGold Ashanti Limited	11.0%	15.5%
Undrawn committed borrowing facilities:		
Investec Bank Limited	250,000	-

22. LOANS AND BORROWINGS *(continued)*

(a) On July 31, 2007 and on March 1, 2008 Ergo Mining (Pty) Limited entered into two separate loan facilities, amounting to R85.3 million, with AngloGold Ashanti Limited for the purchase of the remaining moveable and immovable assets of Ergo. These assets had a carrying value of R87.8 million (2008: R87.8 million) at year end. The facilities are repayable in equal monthly installments over 23 and 19 months respectively. The loans bear interest at the prime lending rate, which was 11% at June 30, 2009 (2008: 15.5%). The loans are secured over the assets that were purchased from AngloGold Ashanti Limited.

(b) On November 18, 2005, the group issued class A cumulative participating preference shares to Khumo Gold SPV (Pty) Limited (Khumo Gold), for a subscription price of R10.6 million. Class B and Class C cumulative participating preference shares, for a subscription price of R7.1 million and R8.6 million were issued to Khumo Gold and the DRDSA Empowerment Trust respectively on November 30, 2006. The preference shares entitle Khumo Gold and the employee trust to receive a dividend of R0.26 for every R0.74 paid by Crown, ERPM and Blyvoor to the company towards capital and interest on their outstanding intra-group loans as at November 30, 2005. Crown repaid its loan to DRDGOLD during the year and a preference dividend of R31.8 million was paid to Khumo Gold and the employee trust. There are no further obligations pursuant to the Crown preference shares and they will be cancelled. The preference shares are measured at amortized cost. The extension of the repayment periods of Blyvoor and ERPM resulted in a net gain of R36.1 million and R27.2 million, respectively, and a net loss at Crown of R1.3 million.

23. COMMITMENTS AND CONTINGENT LIABILITIES

	2009 R'000	2008 R'000
Capital commitments		
Contracted for but not provided for in the annual financial statements	**33,063**	79,366
Authorized by the directors but not contracted for	**79,333**	143,074
	112,396	222,440

This capital expenditure will be financed from existing cash resources.

Operating lease commitments

The company leases its office building in terms of an operating lease. The company does not have an option to acquire the building at the termination of the lease. There is an escalation of 10% per annum imposed by the lease agreement.

Crown leases its vehicles under various operating leases. There is an average escalation of 2.5% per annum imposed by these lease agreements.

The future minimum lease payments under non-cancellable operating leases are as follows:		
Not later than 1 year	**1,874**	4,589
Between 1 and years	**307**	2,246
Later than 5 years	**-**	-

Contingent liabilities and uncertainties

Environmental

At **Durban Deep mine**, rehabilitation of the surface has continued throughout the year. The management of the 2L24 tailings complex has been taken over by Mintails who plans to reprocess it. Rehabilitation of the No 7 shaft pit is 90% complete, rehabilitation of the No 8 shaft pit is 40% complete and rehabilitation of the Great Britain pit is 75% complete. Rehabilitation of all these pits will be completed in the 2010 financial year. A full closure plan update is currently being done.

At **West Wits mine**, the pit is being filled with tailings from the Mogale plant.

Management of **West Rand Consolidated Mines'** tailings dams have been taken over by Mintails who plan to reprocess them. Various shafts still need to be capped and closed. The closure plan for the area will be updated this year.

The Western Basin Environmental Corporation (WBEC), a section 21 company, was formed by Mintails, West Wits and Harmony to manage the underground water decant. Pilot plants were constructed and the results are very promising. The feasibility study for a full-scale plant is complete. Approvals and permission from the various regulators is now awaited so that construction can begin. The plant will be sited at the High Density Separation (HDS) plant at ERPM and will treat Western, Central and Eastern basin water. The treatment plant will take 12 months to construct. A water pipeline connecting the western and central basins has been proposed to stop any discharge and hence potential pollution. Regulator approval is awaited.

Blyvoor continues to pump water from underground and discharges approximately 8 million liters (Ml) per day into the Wonderfontein Spruit. Regular monthly quality meetings continue to take place with the Potchefstroom Municipality, with Blyvoor being fully compliant with the requirements of the agreement with the Potchefstroom City Council. Blyvoor also participates in the Mining Interest Group, a sub-group of the Wonderfontein Spruit Forum, to determine strategies regarding potential pollution and remedial action for the Wonderfontein Spruit and eventual regional closure. The regulators have produced a remediation report for the spruit that identifies certain areas requiring attention. Implementation task teams will now be set up to do the necessary studies and remediation where required. Blyvoor has also commissioned a water treatment plant that will treat approximately 6Ml per day of the discharged water to potable standard for their own consumption.

Blyvoor has embarked on a surface clean-up project where slime from historic run-off and pipe bursts is picked up and the area rehabilitated.

23. COMMITMENTS AND CONTINGENT LIABILITIES *(continued)*

Crown has continued to engage proactively with the local community in terms of dust and other environmental issues. Since the upgrading of pipelines there have been very limited slime spills. Dust is very well managed.

These initiatives are continuing with rehabilitation being an integral part of the operational management.

ERPM has updated its Environmental Management Programme (EMP) to meet the requirements of the Mineral and Petroleum Resources Development Act (MPRDA) and submitted it to the Department of Mineral Resources (DME) for approval. The concurrent rehabilitation of redundant structures and holdings continued throughout the year. Water pumping was stopped on October 6, 2008 after two fatalities in September due to CO^2 gas emissions. The water level in the Central Basin has equalized with the Hercules Basin and is currently flooding at a rate of 0.7m per day. The level was 800m below surface in July 2009. This water will need to be pumped from 150m below surface to prevent pollution of ground water. Central Rand Gold may pump from deeper to preserve their resource. The water will be pumped to the proposed Western Utilities Corporation (WUC) treatment plant to be purified to potable standards and supplied to Rand Water Board pending regulatory approval. The cost of the 150m pumping option is approximately R66 million of which ERPM may have a 17% apportionment.

ERPM's mining area is completely isolated from the Central Basin.

ErgoGold has restarted depositing onto the Brakpan tailings facility. Cladding of the side slopes of the dam to prevent dust progressed very well throughout the year.

Mining rights
The company's rights to own and exploit its Ore Reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently all of the company's Ore Reserves and deposits are located in South Africa.

On May 1, 2004, the Mineral and Petroleum Resources Development Act of 2002 (MPRDA), which was passed by the Parliament of South Africa in June 2002, came into effect. Prior to the introduction of the MPRDA, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. With effect from May 1, 2004, all mineral rights have been placed under the custodianship of the South African government. Under the provisions of the MPRDA, old order proprietary rights need to be converted to new order rights of use within certain prescribed time frames.

The MPRDA vests custodianship of South Africa's mineral resources in the state which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to convert to new rights. The implementation of the MPRDA may result in significant adjustment to the company's property ownership structure, which could have a material adverse effect on its financial condition and results of operations.

Where the company holds mineral rights and mining authorizations and conducts mining operations on the date on which the MPRDA came into effect, it will be able, within five years from the date of effectiveness of the MPRDA, to submit the old rights and authorizations for conversion to a new mining right. It will need to submit a mining work program to substantiate the area and period of the new right, and also to comply with the requirements of the Mining Charter. A similar procedure applies where it holds prospecting rights and a prospecting permit and conducts prospecting operations, but it must apply for a conversion to a new prospecting right within two years from the date of effectiveness of the MPRDA for which purpose a prospecting work program must be submitted. Where the company holds unused rights however, it will have one year to apply for new prospecting rights or mining rights.

If the company does not acquire new rights under the MPRDA, it will be entitled to claim compensation from the state as provided for under the Constitution of South Africa if it can prove that through this outcome its property has been expropriated. Whether mineral rights constitute property and whether the MPRDA does bring about an expropriation are both aspects which are the subject of legal debate which, ultimately, is likely to be settled by litigation. The factors in determining compensation include not only fair market value, but also history of acquisition and use and aspects of redress and reform, which could have the effect of reducing the compensation.

The company has been granted a prospecting right in respect of the Argonaut area and ERPM has been granted a prospecting right over the Sallies area. The company has submitted applications for conversions in respect of the group's mining rights, however, as at year end the Department of Mineral Resources had not yet finalized the applications.

23. COMMITMENTS AND CONTINGENT LIABILITIES *(continued)*

Royalty Bill

The South African government has enacted the details of the new legislation, whereby the old and new order rights will be subject to a state royalty. The Mineral and Petroleum Resources Royalty Act was published on October 11, 2006 for public comment. The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 was enacted on November 21, 2008 and was published in the Government Gazette on November 24, 2008 and Mineral and the Petroleum Resources Royalty Act (Administration), No. 29 of 2008 on November 26, 2008. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the group. The registration process is to commence November 1, 2009 and the payment of royalties will commence on March 1, 2010.

Merafong Local Council

According to legislation Merafong City Council has been appointed by Rand Water as the Water Services Authority in the area. They are charging water at a premium of 53% for domestic water consumption. This premium over the rate that was previously charged by Rand Water does not compel them to take over current water reticulation maintenance and monitoring.

It is the opinion of our legal advisors that the amount levied is excessive and because there is no value that can be enforced, until an agreement has been signed regarding the rate and the entity that will maintain the infrastructure between Blyvoor and Merafong City Council. The potential liability could amount to R18.5 million. We are currently awaiting a court date.

Litigation

The group is subject to litigation in the normal course of business.

24. FINANCIAL INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the group's receivables from customers and investment securities.

The group's financial instruments do not represent a concentration of credit risk, because the group deals with a variety of major banks and financial institutions located in South Africa after evaluating the credit ratings of the representative financial institutions. Furthermore, its trade receivables and loans are regularly monitored and assessed for recoverability. Where it is appropriate, an impairment loss is raised.

In addition, the group's operations all deliver their gold to Rand Refinery Limited (Rand Refinery), which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. The gold is usually sold by Rand Refinery on the same day as it is delivered and settlement is made within two days. The group does not hedge against fluctuations in the bullion market.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS *(continued)*
for the year ended June 30, 2009

24. FINANCIAL INSTRUMENTS (continued)

The following represents the maximum exposure to credit risk for all financial assets at June 30:

	Carrying value 2009 R'000	Fair value 2009 R'000	Carrying value 2008 R'000	Fair value 2008 R'000
Financial assets				
Unlisted investments (refer note 11)	9,556	9,556	10,689	10,689
Loans to black empowerment entities (refer note 11)	33,442	33,422	54,668	54,668
Investments in environmental rehabilitation trust funds (refer note 11)	129,682	129,682	110,766	110,766
Trade and other receivables (refer note 16)	60,080	60,080	207,636	207,636
Cash and cash equivalents	353,555	353,555	846,114	846,114
	586,315	586,315	1,229,873	1,229,873

The following represents the maximum exposure to credit risk for trade and other receivables at June 30:

	Carrying value 2009 R'000	Fair value 2009 R'000	Carrying value 2008 R'000	Fair value 2008 R'000
Trade receivables (refer note 16)	30,966	30,966	58,650	58,650
Receivables from related parties (refer note 16)	86	86	515	515
Other receivables (refer note 16)	29,028	29,028	148,471	148,471
	60,080	60,080	207,636	207,636

The ageing of trade and other receivables at June 30:

	Gross value 2009 R'000	Impairment 2009 R'000	Gross value 2008 R'000	Impairment 2008 R'000
Not past due	48,868	(105)	167,832	(94)
Past due 0-30 days	4,202	(75)	20,300	(22)
Past due 31-120 days	6,067	(260)	15,236	(104)
More than 120 days	9,257	(7,874)	12,469	(7,981)
	68,394	(8,314)	215,837	(8,201)

Impairments were raised due to the uncertainty of the timing of the cash flows.

Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

	Impairment 2009 R'000	Impairment 2008 R'000
Balance at July 1	(8,201)	(13,428)
Impairment (recognized)/reversed	(113)	5,227
Balance at June 30	(8,314)	(8,201)

The group has no significant credit risk as the majority of the group's receivables are from customers with good track records.

24. FINANCIAL INSTRUMENTS (continued)

Interest rate and liquidity risk

Liquidity risk is the risk that the group will not be able to meet its financial obligations as they fall due. The group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the group's reputation.

The group ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risks. In the ordinary course of business, the group receives cash from its operations and is obliged to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. Funding deficits for the group's mining operations have been financed through the issue of additional shares and external borrowings. Lower interest rates result in lower returns on investments and deposits and may also have the effect of making it less expensive to borrow funds at then current rates. Conversely, higher interest rates result in higher interest payments on loans and overdrafts.

Unless otherwise stated, the following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	Carrying amount R'000	Contractual cash flows R'000	6 months or less R'000	6-12 months R'000	2-5 years R'000	More than 5 years R'000
June 30, 2009						
Secured						
AngloGold Ashanti Limited	**2,101**	**(2,373)**	**(2,373)**	**-**	**-**	**-**
Unsecured						
Preference shares held by Khumo Gold SPV (Pty) Limited and the DRDSA Empowerment Trust (expected repayments)	**65,146**	**(197,803)**	**-**	**-**	**(109,015)**	**(88,788)**
Trade and other payables	**322,138**	**(322,138)**	**(322,138)**	**-**	**-**	**-**
Bank overdraft	**824**	**(824)**	**(824)**	**-**	**-**	**-**
	390,209	**(523,138)**	**(325,335)**	**-**	**(109,015)**	**(88,788)**
June 30, 2008						
Secured						
AngloGold Ashanti Limited	24,734	(28,488)	(13,972)	(12,123)	(2,393)	-
Unsecured						
Preference shares held by Khumo Gold SPV (Pty) Limited and the DRDSA Empowerment Trust (expected repayments)	140,900	(237,065)	-	(60,577)	(147,044)	(29,444)
Trade and other payables	385,110	(385,110)	(385,110)	-	-	-
Bank overdraft	527	(527)	(527)	-	-	-
	551,271	(651,190)	(399,609)	(72,700)	(149,437)	(29,444)

24. FINANCIAL INSTRUMENTS (continued)

The following represents the interest rate risk profile for the group's interest-bearing financial instruments:

	Carrying amount 2009 R'000	Carrying amount 2008 R'000
Variable interest rate instruments		
Financial assets	483,237	**956,880**
Financial liabilities	(2,925)	**(25,261)**
	480,312	**931,619**

Cash flow sensitivity analysis for variable rate instruments:
A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2008.

	2009		2008	
	Profit or (loss)		Profit or (loss)	
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
June 30	R'000	R'000	R'000	R'000
Variable interest rate instruments	**4,803**	**(4,803)**	9,316	(9,316)
Cash flow sensitivity	**4,803**	**(4,803)**	9,316	(9,316)

Fair value of financial instruments
The following table represents the carrying amounts and fair values of the group's financial instruments at June 30:

	Carrying value 2009 R'000	Fair value 2009 R'000	Carrying value 2008 000	Fair value 2008 R'000
Financial assets				
Unlisted investments (refer note 11)	**9,556**	**9,556**	10,689	10,689
Loans to black empowerment entities (refer note 11)	**33,442**	**33,442**	54,668	54,668
Investments in environmental rehabilitation trust funds (refer note 11)	**129,682**	**129,682**	110,766	110,766
Trade and other receivables (refer note 16)	**60,080**	**60,080**	207,636	207,636
Cash and cash equivalents	**353,555**	**353,555**	846,114	846,114
	586,315	**586,315**	1,229,873	1,229,873
Financial liabilities				
Loans and borrowings (refer note 22)				
– long-term	**65,146**	**65,146**	125,662	113,382
– short-term	**2,101**	**2,101**	39,972	39,972
Trade and other payables	**322,138**	**322,138**	385,110	385,110
Bank overdrafts	**824**	**824**	527	527
	390,209	**390,209**	551,271	538,991

24. FINANCIAL INSTRUMENTS (continued)

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged between knowledgeable, willing parties in an arm's length transaction.

Fair values

Trade and other receivables
The fair value approximates the carrying value due to their short-term maturities.

Loans to black empowerment entities
The fair value of these loans cannot be reliably estimated and are reflected at their carrying value.

Preference shares held by Khumo Gold SPV (Pty) Limited and the DRDSA Empowerment Trust
Preference shares are measured at amortized cost based on expected future discounted cash flows. The original risk adjusted discount rate of 13% is used when estimating the future liability and are re-measured on an annual basis.

Loans from AngloGold Ashanti Limited
Loans from AngloGold Ashanti are measured at amortized cost using the market interest rate. The loans bear interest at the prime lending rate.

Cash and cash equivalents and investments in environmental trust funds
The carrying value of cash and cash equivalents approximates their fair value because of the short-term maturity of these deposits. The carrying value of investments in environmental trust funds approximates its fair value due to these investments being cash in nature.

Listed investments
The fair value of listed investments is determined by reference to published price quotations from recognized securities exchanges.

Trade and other payables
The fair value approximates the carrying value due to their short-term maturities.

Unlisted investments
The valuations are based on the net asset values of these investments which approximates the investments' fair value.

Foreign currency risk

The group's reporting currency is the South African rand. Although gold is sold in US dollars, the company is obliged to convert this into South African rand. The company is thus exposed to fluctuations in the US dollar/South African rand exchange rate. The company conducted its operations in South Africa during the current year. Foreign exchange fluctuations affect the cash flow that it will realize from its operations as gold is sold in US dollars, while production costs are incurred primarily in South African rands. The company's results are positively affected when the US dollar strengthens against the rand and adversely affected when the US dollar weakens against the rand. The company's cash and cash equivalent balances are held in US dollars, Australian dollars and South African rands; holdings denominated in other currencies are relatively insignificant. The group does not hedge against fluctuations in foreign currency.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS *(continued)*
for the year ended June 30, 2009

24. FINANCIAL INSTRUMENTS (continued)

The following represents the exposure to foreign currency risks:

	USD	AUD	USD	AUD
	2009	2009	2008	2008
	'000	'000	'000	'000
Cash and cash equivalents	3	1,373	1,191	2,787
Trade and other receivables	3,929	-	7,365	12,981
Trade and other payables	(8)	(137)	(75)	(123)
Net statement of financial position exposure	3,924	1,236	8,481	15,645

The following significant exchange rates applied during the year:

	Spot rate at year-end		Average rate	
	2009	2008	2009	2008
1 US dollar	7.8821	7.9645	9.0484	7.3123
1 Australian dollar	6.3433	7.6579	6.6725	6.5648

Sensitivity analysis

A 10% strengthening of the rand against the currencies mentioned at June 30, would have increased (decreased) equity and profit or (loss) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2008.

	USD	AUD	USD	AUD
	2009	2009	2008	2008
	R'000	R'000	R'000	R'000
Equity	4	(784)	(889)	(11,981)
Loss	(3,097)	-	(5,862)	-

A 10% weakening of the rand against the above currencies at June 30, would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

24. FINANCIAL INSTRUMENTS (continued)

The following table represents the carrying amounts and fair values per category of financial instruments at June 30:

	Carrying value	Fair value	Carrying value	Fair value
	2009	**2009**	**2008**	**2008**
	R'000	**R'000**	**R'000**	**R'000**
Financial assets				
Available-for-sale financial assets	**9,556**	**9,556**	10,689	10,689
Loans and receivables	**576,759**	**576,759**	1,219,184	1,219,184
	586,315	**586,315**	1,229,873	1,229,873
Financial liabilities				
Financial liabilities measured at amortized cost	**390,209**	**390,209**	551,271	538,991
	390,209	**390,209**	551,271	538,991

25. CAPITAL MANAGEMENT

The primary objective of the board in managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimizes the cost of capital, maximizes shareholders' returns, and ensures that the group remains in a sound financial position. There were no changes to the group's overall capital management approach during the current year. The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

The Board of Directors monitors the return on capital, which the group defines as net operating income divided by total shareholders' equity, excluding non-redeemable preference shares and non-controlling interest from continued operations, and seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The Board of Directors also monitors the level of dividends to ordinary shareholders.

26. OPERATING SEGMENTS

During the year the group changed its accounting policy regarding segmental reporting by early adopting IFRS 8 (Operating Segments) which supercedes IAS 14 (Segmental Reporting). The comparative numbers have been updated to reflect these changes and the effect thereof is clear from the disclosures due to the fact that previously only one business segment was disclosed.

The following summary describes the operations in each of the group's reportable business segments:

- Blyvoor: Incorporates the Doornfontein mine, situated on the north-western edge of the Witwatersrand Basin. The mine has underground and surface operations.
- Crown: Is a surface re-treatment operation and treats old slime and sand dumps to the south of Johannesburg's CBD. The facility consists of three plants known as Crown, City Deep and Knights.
- ERPM: Is an underground and surface mining operation, which is situated near the town of Boksburg. The underground operations were placed on care and maintenance during the year. ERPM continues as a surface retreatment operation.
- ErgoGold: ErgoGold consists of Phase one of the Ergo Project which was initially known as the Elsburg Joint Venture and has been renamed ErgoGold following the DRDGOLD group's acquisition of Mintails' share. ErgoGold is now wholly owned by the DRDGOLD group. Phase one has been established as a surface retreatment operation to retreat the Elsburg Dump owned by ERPM and the L29 dump.
- Ergo Joint Venture: Ergo Mining (Pty) Ltd is a Joint Venture between DRDGOLD SA and Mintails SA – known as the Ergo Joint Venture. The Ergo Joint Venture consists of Phase two of the Ergo Project, which is to explore, evaluate and process surface uranium – and sulphur bearing tailings on the East and Central Rand goldfields of South Africa.
- Offshore: Represented the group's operations in Australasia and included Tolukuma. The Australasian operations have been disposed of during the financial year ended June 30, 2008.

26. OPERATING SEGMENTS (continued)

2009			Blyvoor R'000	Crown R'000	ERPM R'000	ErgoGold(2) R'000	Ergo Joint Venture R'000	Offshore R'000	Corporate Headoffice (3) and all other R'000	Total R'000
Financial performance										
Segmental revenue			1,018,527	620,125	247,908	24,178	-	-	-	1,910,738
Operating costs			(842,329)	(456,205)	(303,581)	(69,365)	(4,057)	-	(11,822)	(1,687,359)
Operating profit/(loss)			176,198	163,920	(55,673)	(45,187)	(4,057)	-	(11,822)	223,379
Interest and other investment income			3,185	2,347	1,409	2	3	1,031	72,014	79,991
Interest expense			(521)	(5)	(860)	(1)	-	-	(2,218)	(3,605)
Retrenchment costs			-	-	(30,681)	-	-	-	(4,241)	(34,922)
Administration expenses and general costs			(1,719)	(4,980)	(1,592)	(1,256)	(1,554)	(756)	(71,726)	(83,583)
Taxation charge (1)			-	(41,529)	-	-	-	-	(4,660)	(46,189)
Working profit/(loss) before capital expenditure			177,143	119,753	(87,397)	(46,442)	(5,608)	275	(22,653)	135,071
Capital expenditure			(97,537)	(43,115)	(31,736)	(157,129)	(17,025)	-	(126)	(346,668)
Working profit/(loss) after capital expenditure			79,606	76,638	(119,133)	(203,571)	(22,633)	275	(22,779)	(211,597)

(1) The taxation charge excludes deferred tax.
(2) With effect from April 1, 2009, ErgoGold represents DRDGOLD's 100% interest in ErgoGold (formerly the Elsburg Gold Mining Joint Venture).
(3) Corporate head office expenses are taken into consideration in the strategic decision making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.

Operating results (4)

				Blyvoor	Crown	ERPM	ErgoGold	Ergo Joint Venture	Offshore	Corporate	Total
Ore milled	-	underground	t'000	603	-	184	-	-	-	-	787
	-	surface	t'000	3,433	6,577	1,430	2,296	-	-	-	13,736
	-	total	t'000	4,036	6,577	1,614	2,296	-	-	-	14,523
Average yield	-	underground	g/t	4.59	-	3.20	-	-	-	-	4.26
	-	surface	g/t	0.37	0.38	0.33	0.05	-	-	-	0.32
	-	total	g/t	1.00	0.38	0.66	0.05	-	-	-	0.53
Gold dispatched	-	underground	Kg	2,765	-	589	-	-	-	-	3,354
	-	surface	Kg	1,262	2,500	474	114	-	-	-	4,350
	-	total	Kg	4,027	2,500	1,063	114	-	-	-	7,704
	-	underground	oz	88,898	-	18,935	-	-	-	-	107,833
	-	surface	oz	40,575	80,377	15,239	3,666	-	-	-	139,857
	-	total	oz	129,473	80,377	34,174	3,666	-	-	-	247,690
Operating cost	-	underground	R/kg	255,517	-	361,141	-	-	-	-	274,066
	-	surface	R/kg	98,124	182,482	222,430	608,465	-	-	-	164,549
	-	total	R/kg	209,170	182,482	285,589	608,465	-	-	-	219,024
	-	underground	$/oz	878	-	1,287	-	-	-	-	942
	-	surface	$/oz	337	578	778	2,077	-	-	-	566
	-	total	$/oz	709	578	1,060	2,077	-	-	-	753

(4) Unaudited

26. OPERATING SEGMENTS (continued)

2009

	Blyvoor R'000	Crown R'000	ERPM R'000	ErgoGold(1) R'000	Ergo Joint Venture R'000	Offshore R'000	Corporate Headoffice(2) and all other R'000	Total R'000
Reconciliation of assets								
Reportable segment assets	463,947	150,947	49,422	888,876	150,791	-	29,236	1,733,219
Other assets	96,536	183,235	155,240	61,007	34,268	25	362,242	892,553
Total assets	560,483	334,182	204,662	949,883	185,059	25	391,478	2,625,772
Reconciliation of liabilities								
Reportable segment liabilities	182,783	297,498	87,877	66,092	84,454	60	127,538	846,302
Taxation and deferred taxation	12,403	650	-	182,150	-	-	288	195,491
Total liabilities	195,186	298,148	87,877	248,242	84,454	60	127,826	1,041,793
Other material information								
Depreciation and amortization	(29,273)	(35,532)	(3,187)	(26,854)	(3,930)	-	(441)	(99,217)
Impairment of assets	-	(19,426)	(53,012)	-	-	-	(2,700)	(75,138)
Reconciliation of revenues								
Total revenues for reportable segments	1,018,527	620,125	247,908	24,178	-	-	-	1,910,738
- Continuing operations	1,018,527	620,125	247,908	24,178	-	-	-	1,910,738
- Discontinuing operations	-	-	-	-	-	-	-	-
Group's revenue	1,018,527	620,125	247,908	24,178	-	-	-	1,910,738
Reconciliation of profit/(loss)								
Segment working profit/(loss) before capital expenditure	177,143	119,753	(87,397)	(46,442)	(5,608)	275	(22,653)	135,071
- Depreciation	(29,273)	(35,532)	(3,187)	(26,854)	(3,930)	-	(441)	(99,217)
- Movement in provision for environmental rehabilitation	426	(11,002)	11,023	-	2,825	-	(22,817)	(19,545)
- Movement in gold in progress	(9,445)	3,658	1,573	11,232	-	-	-	7,018
- Impairments and reversal of impairments	-	(19,426)	(53,012)	-	-	-	(2,700)	(75,138)
- Recognition of negative goodwill on acquisition	-	-	-	-	-	-	53,006	53,006
- Net gain/(loss) on financial liabilities measured at amortized cost	36,141	(1,403)	27,234	-	-	-	28	62,000
- Loss on realization of investments	-	-	-	-	-	(1,873)	-	(1,873)
- Growth in environmental rehabilitation trust funds	2,929	4,441	1,597	-	-	-	3,900	12,867
- Unrealized foreign exchange loss	-	-	-	-	-	(10,549)	231	(10,318)
- Unwinding of provision for environmental rehabilitation	(1,119)	(4,137)	(1,648)	-	(2,365)	-	(528)	(9,797)
- Unwinding of discount on financial liabilities measured at amortized cost	(10,388)	(3,237)	(4,398)	-	-	-	-	(18,023)
- Deferred tax per the statement of comprehensive income	(43,154)	25,593	69,525	3,503	(12)	-	19,178	74,633
Profit/(loss) after taxation	123,260	78,708	(38,690)	(58,561)	(9,090)	(12,147)	27,204	110,684

(1) With effect from April 1, 2009, ErgoGold represents DRDGOLD's 100% interest in ErgoGold (formerly the Elsburg Gold Mining Joint Venture).

(2) Corporate head office expenses are taken into consideration in the strategic decision making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.

26. OPERATING SEGMENTS (continued)

2009	Revenues R'000	Non-current assets R'000
Geographical Information		
South Africa	**1,910,738**	**1,733,219**
Australia	**-**	**-**
Total	**1,910,738**	**1,733,219**

Information about major customers

The group has only one major customer regarding the sale of gold ore in each geographical are due to regulatory authority.

26. OPERATING SEGMENTS (continued)

2008

	Blyvoor R'000	Crown R'000	ERPM R'000	Ergo Joint Venture R'000	Offshore R'000	Corporate Headoffice (2) and all other R'000	Total R'000
Financial performance							
Segmental revenue	848,230	528,625	467,057	-	89,235	-	1,933,147
Operating costs	(697,281)	(362,237)	(428,255)	-	(124,437)	(15,242)	(1,627,452)
Operating profit/(loss)	150,949	166,388	38,802	-	(35,202)	(15,242)	305,695
Interest and other investment income	3,296	1,081	1,608	-	10,067	58,472	74,524
Interest expense	(498)	(9)	(778)	-	(26,505)	(7,739)	(35,529)
Retrenchment costs	-	-	(5,528)	-	-	(5,816)	(11,344)
Administration expenses and general costs	(3,005)	2,034	(3,294)	(41)	(18,102)	(77,115)	(99,523)
Taxation charge (1)	-	(13,272)	-	-	(32,678)	-	(45,950)
Working profit/(loss) before capital expenditure	150,742	156,222	30,810	(41)	(102,420)	(47,440)	187,873
Capital expenditure	(74,847)	(42,077)	(30,082)	(176,785)	(47,572)	(26)	(371,389)
Working profit/(loss) after capital expenditure	75,895	114,145	728	(176,826)	(149,992)	(47,466)	(183,516)

(1) The taxation charge excludes deferred tax.

(2) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.

Operating results (3)

			Blyvoor	Crown	ERPM	Ergo Joint Venture	Offshore	Corporate Headoffice and all other	Total
Ore milled	- underground	t'000	687	-	303	-	56	-	1,046
	- surface	t'000	3,719	8,235	1,859	-	-	-	13,813
	- total	t'000	4,406	8,235	2,162	-	56	-	14,859
Average yield	- underground	g/t	4,70	-	5,83	-	7,45	-	5,17
	- surface	g/t	0.31	0.33	0.38	-	-	-	0.33
	- total	g/t	1.00	0.33	1.14	-	7.45	-	0.67
Gold dispatched	- underground	Kg	3,229	-	1,767	-	417	-	5,413
	- surface	Kg	1,162	2,717	705	-	-	-	4,584
	- total	Kg	4,391	2,717	2,472	-	417	-	9,997
	- underground	oz	103,813	-	56,812	-	13,427	-	174,052
	- surface	oz	37,359	87,354	22,667	-	-	-	147,380
	- total	oz	141,172	87,354	79,479	-	13,427	-	321,432
Operating cost	- underground	R/kg	181,518	-	190,938	-	298,410	-	190,967
	- surface	R/kg	90,971	133,322	138,350	-	-	-	121,321
	- total	R/kg	158,798	133,322	173,242	-	298,410	-	162,794
	- underground	$/oz	772	-	812	-	1,098	-	810
	- surface	$/oz	387	553	588	-	-	-	516
	- total	$/oz	670	553	748	-	1,098	-	692

(3) Unaudited

26. OPERATING SEGMENTS (continued)

2008

	Blyvoor R'000	Crown R'000	ERPM R'000	Ergo Joint Venture R'000	Offshore R'000	Corporate Headoffice(1) and all other R'000	Total R'000
Reconciliation of assets							
Reportable segment assets	396,060	162,790	73,885	179,399	-	741	812,875
Other assets	131,598	180,736	107,748	41,657	133,550	854,331	1,449,620
Total assets	527,658	343,526	181,633	221,056	133,550	855,072	2,262,495
Reconciliation of liabilities							
Reportable segment liabilities	218,984	330,393	168,109	136,083	599	101,095	955,263
Taxation and deferred taxation	-	1,771	-	-	-	-	1,771
Total liabilities	218,984	332,164	168,109	136,083	599	101,095	957,034
Other material information							
Depreciation and amortization	(22,671)	(20,548)	(25,269)	-	(854)	(589)	(69,931)
Impairment of assets	-	-	(69,804)	-	(46,718)	5,889	(110,633)
Reconciliation of Revenues							
Total revenues for reportable segments	848,230	528,625	467,057	-	89,235	-	1,933,147
- Continuing operations	848,230	528,625	467,057	-	-	-	1,843,912
- Discontinued operations	-	-	-	-	89,235	-	89,235
Groups revenue	848,230	528,625	467,057	-	89,235	-	1,933,147
Reconciliation of profit/(loss)							
Segment working profit/(loss) before capital expenditure	150,742	156,222	30,810	(41)	(102,420)	(47,440)	187,873
- Depreciation	(22,671)	(20,548)	(25,269)	-	(854)	(589)	(69,931)
- Movement in provision for environmental rehabilitation	(958)	(20,334)	(10,976)	-	(4,019)	2,097	(34,190)
- Movement in gold in progress	14,373	1,354	(484)	-	(10,059)	-	5,184
- Loss on derivative financial instruments	-	-	-	-	(433)	-	(433)
- Impairments and reversal of impairments	-	-	(69,804)	-	(46,718)	5,889	(110,633)
- Net gain/(loss) on financial liabilities measured at amortized cost	(64,644)	(22,169)	1,492	-	2,457	(857)	(83,721)
- Profit on realization of investments	-	-	-	-	5	12,000	12,005
- Growth in environmental rehabilitation trust funds	2,586	1,449	1,107	-	-	3,344	8,486
- Unrealized foreign exchange loss	-	-	-	-	(27,153)	(10,161)	(37,314)
- Unwinding of provision for environmental rehabilitation	(49)	(3,174)	(1,011)	-	-	(501)	(4,735)
- Unwinding of discount on financial liabilities measured at amortized cost	(1,757)	(574)	(4,063)	-	-	-	(6,394)
- Deferred tax per the statement of comprehensive income	30,752	18,299	32,512	12	108,086	-	189,661
Profit/(loss) after taxation	108,374	110,525	(45,686)	(29)	(81,108)	(36,218)	55,858

(1) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.

26. OPERATING SEGMENTS (continued)

2008

	Revenues R'000	Non-current assets R'000
Geographical Information		
South Africa	1,843,912	812,875
Australia	89,235	-
Total	1,933,147	812,875

Information about major customers

The group has only one major customer regarding the sale of gold ore in each geographical which is due to regulatory authority.

26. OPERATING SEGMENTS (continued)

2007

			Blyvoor R'000	Crown R'000	ERPM R'000	Offshore R'000	Corporate Headoffice (2) and all other R'000	Total R'000
Financial performance								
Segmental revenue			694,612	472,842	367,323	674,928	-	2,209,705
Operating costs			(602,871)	(343,476)	(358,716)	(719,996)	(10,063)	(2,035,122)
Operating profit/(loss)			91,741	129,366	8,607	(45,068)	(10,063)	174,583
Interest and other investment income			1,920	915	93	7,272	9,710	19,910
Interest expense			(1,128)	(24)	(1,183)	(84,234)	(12,727)	(99,296)
Retrenchment costs			-	-	(73)	(26,507)	(865)	(27,445)
Administration expenses and general costs			(436)	(1,869)	(2,448)	(112,396)	(92,837)	(209,986)
Taxation charge (1)			(328)	(276)	(133)	(4,792)	-	(5,529)
Working profit/(loss) before capital expenditure			91,769	128,112	4,863	(265,725)	(106,782)	(147,763)
Capital expenditure			(68,485)	(29,978)	(40,624)	(173,606)	(341)	(313,034)
Working profit/(loss) after capital expenditure			23,284	98,134	(35,761)	(439,331)	(107,123)	(460,797)

(1) The taxation charge excludes deferred tax.

(2) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.

Operating results (3)

				Blyvoor	Crown	ERPM	Offshore	Corporate Headoffice and all other	Total
Ore milled	-	underground	t'000	690	-	269	1,016	-	1,975
	-	surface	t'000	3,694	8,405	1,753	-	-	13,852
	-	total	t'000	4,384	8,405	2,022	1,016	-	15,827
Average yield	-	underground	g/t	4.98	-	6.71	4.37	-	4.90
	-	surface	g/t	0.34	0.38	0.39	-	-	0.37
	-	total	g/t	1.07	0.38	1.23	4.37	-	0.94
Gold dispatched	-	underground	Kg	3,436	-	1,806	4,435	-	9,677
	-	surface	Kg	1,269	3,204	689	-	-	5,162
	-	total	Kg	4,705	3,204	2,495	4,435	-	14,839
	-	underground	oz	110,471	-	58,063	142,661	-	311,195
	-	surface	oz	40,798	103,011	22,153	-	-	165,962
	-	total	oz	151,269	103,011	80,216	142,661	-	477,157
Operating cost	-	underground	R/kg	149,114	-	151,816	162,344	-	106,821
	-	surface	R/kg	66,693	107,202	140,719	-	-	107,736
	-	total	R/kg	128,134	107,202	143,774	162,344	-	137,147
	-	underground	$/oz	642	-	654	645	-	645
	-	surface	$/oz	287	450	606	-	-	431
	-	total	$/oz	547	450	641	645	-	571

(3) Unaudited.

26. OPERATING SEGMENTS (continued)

2007

	Blyvoor R'000	Crown R'000	ERPM R'000	Offshore R'000	Corporate Headoffice and all other R'000	Total R'000
Other material information						
Depreciation and amortization	(21,451)	(28,080)	(13,766)	(115,027)	(608)	(178,932)
Impairment of assets	-	(15,588)	(3,829)	(872,133)	13,504	(878,046)
Reconciliation of Revenues						
Total revenues for reportable segments	694,612	472,842	367,323	674,928	-	2,209,705
- Continuing operations	694,612	472,842	367,323	-	-	1,534,777
- Discontinued operations	-	-	-	674,928	-	674,928
Groups revenue	694,612	472,842	367,323	674,928	-	2,209,705
Reconciliation of profit/(loss)						
Segment working profit/(loss) before capital expenditure	91,769	128,112	4,863	(265,725)	(106,782)	(147,763)
- Depreciation	(21,451)	(28,080)	(13,766)	(115,027)	(608)	(178,932)
- Movement in provision for environmental rehabilitation	(5,350)	(9,198)	(1,516)	-	(3,888)	(19,952)
- Movement in gold in progress	(296)	(589)	3,760	14,380	-	17,255
- Loss on derivative financial instruments	-	-	-	(50,852)	-	(50,852)
- Impairments and reversal of impairments	-	(15,588)	(3,829)	(872,133)	13,504	(878,046)
- Net gain/(loss) on financial liabilities measured at amortized cost	(1,840)	(2,332)	(5,025)	-	644	(8,553)
- Profit on realization of investments	(171)	-	-	-	(7,573)	(7,744)
- Growth in environmental rehabilitation trust funds	4,320	750	577	-	2,414	8,061
- Unrealized foreign exchange loss	-	-	-	15,994	(1,982)	14,012
- Unwinding of provision for environmental rehabilitation	-	-	(3,250)	-	-	(3,250)
- Deferred tax per the statement of comprehensive income	-	-	-	(204)	-	(204)
Profit/(loss) after taxation	66,981	73,075	(18,186)	(1,273,567)	(104,271)	(1,255,968)

	Revenues R'000
Geographical Information	
South Africa	1,534,777
Australia	674,928
Total	2,209,705

Information about major customers

The group has only one major customer regarding the sale of gold ore in each geographical are due to regulatory authority.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended June 30, 2009

27. RELATED PARTY TRANSACTIONS

The group has related party relationships with its associates, subsidiaries, and with its directors and key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, including any director (whether executive or otherwise) of the company. For the year ended June 30, 2009, total directors' remuneration (short-term benefits) amounted to R16.4 million which includes end-of-contract payments amounting to R1.4 million and key management personnel remuneration (short-term benefits) to R58.6 million.

Prior to the awarding of a contract to a related party for the supply of goods and services the group procurement manager reviews both the pricing, quality and the reliability of that party. The contract terms are compared to similar suppliers of goods and services to ensure that the contract is on market related terms.

The company's executive directors review the terms and conditions of all loans to ensure that the terms of the loans are similar to those offered by financial institutions.

Transactions with associates, joint ventures and subsidiary companies

During the year ended June 30, 2009, the company earned management fees from DRDGOLD South African Operations (Pty) Ltd (DRDGOLD SA) amounting to R15.6 million (2008: R17.5 million). Transactions with associates are priced on an arm's length basis.

Subsidiaries

The following information relates to the group's financial interest in its subsidiaries at June 30, 2009:

	ISSUED ORDINARY SHARE CAPITAL				
	NUMBER OF SHARES	% HELD	SHARES AT COST LESS IMPAIRMENTS R'000	EFFECTIVE DATE OF ACQUISITION	INDEBTEDNESS NET OF IMPAIRMENTS R'000
South Africa					
Argonaut Financial Services (Pty) Limited	100	100	-	Oct 1, 1997	18,945
Crown Consolidated Gold Recoveries Limited	51,300,000	100	-	Sep 14, 1998	(245,316)
DRDGOLD South African Operations (Pty) Limited[1]	1,000,000	74	113,177	Nov 14, 2005	1,122,891
East Champ d'Or Gold Mine Limited	7	100	-	Apr 1, 1996	-
Rand Leases (Vogelstruisfontein) Gold Mining Company Limited	118,505,000	100	-	Jan 1, 1996	(42,092)
Roodepoort Gold Mine (Pty) Limited	1	100	-	Jan 1, 1996	-
West Witwatersrand Gold Holdings Limited	99,000,000	100	-	Apr 1, 1996	(22,996)
Guardrisk Insurance Company Limited	20	100	100	Jul 1, 2008	-
ErgoGold (1)	-	35	52,551	Mar 31, 2009	204,985
Australasia/International					
Dome Resources NL	142,619,074	100	-	Apr 1, 2000	-
DRD Australia APS	130	100	-	Jan 26, 1999	-
DRD Australasia (Pty) Limited	100	100	-	Nov 15, 1999	-
DRD International APS	125	100	-	Apr 28, 1999	-
DRD (Offshore) Limited	5	100	-	Nov 4, 2005	-
Total			165,828		1,036,417

[1] DRDGOLD South African Operations (Pty) Limited holds the following investments: 100% of Blyvooruitzicht Gold Mining Company Limited, 100% of East Rand Proprietary Mines Limited, 100% of Crown Gold Recoveries (Pty) Limited and 50% of Ergo Mining (Pty) Limited (Ergo Joint Venture) and 65% of the ErgoGold (formerly Elsburg Gold Mining Joint Venture) (unincorporated).

27. RELATED PARTY TRANSACTIONS *(continued)*

	2009	2008	2007
	R'000	R'000	R'000
Shares at cost, less impairment loss	165,828	1,121,105	965,471
Net indebtedness, less impairment loss	(1,036,417)	(344,781)	(260,949)
Amounts owing by subsidiaries	1,622,795	997,185	962,282
Impairments	(275,974)	(233,412)	(881,116)
Amounts owing to subsidiaries	(310,404)	(1,108,554)	(342,115)
Net investment in subsidiaries	1,202,245	776,324	704,522

The non-operating entities' loans are interest free and the operational

entities' loans bear interest at prime minus four.

The loans are unsecured and without any fixed re-payment

arrangements.

The interest of the company in the (loss)/profit after taxation

of its subsidiaries is:

	2009	2008	2007
Aggregate losses	(163,271)	(84,397)	(2,444,878)
Aggregate profits	270,175	255,164	141,859

Joint Ventures

The joint ventures for which the statement of comprehensive income and statement of financial position have been proportionately consolidated are disclosed in note 13.

Rand Refinery agreement
The group has entered into an agreement with Rand Refinery Limited (Rand Refinery), for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the group's gold and casts it into troy ounce bars. Rand Refinery then usually sells the gold on the same day as delivery for the London afternoon fixed price on the day the gold is sold. In exchange for this service, the group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr Pretorius, CEO of DRDGOLD, is also a director of Rand Refinery and is a member of their Audit Committee. The group currently owns 4.0% of Rand Refinery (which is jointly owned by South African mining companies). Trade receivables to the amount of R31.0 million (2008: R58.7 million) relate to metals sold. The group received a dividend of R4.1 million (2008: R1.5 million) from Rand Refinery.

Consultancy agreement
On June 23, 2008 DRDGOLD SA approved a consultancy agreement with Khumo Gold, which owns 20% of DRDGOLD SA. The agreement provides for a monthly retainer of R200,000.

28. ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements in conformity with IFRS requires the group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectation of future events that are believed to be reasonable in the circumstances.

The resulting accounting estimates may differ from actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a)   Recoverable amount of mining assets
        The recoverable amount of mining assets is generally determined utilizing discounted future cash flows. Management also considers such factors as the market capitalization of the group, the quality of the individual ore body and country risk in determining the recoverable amount. During the year under review, the group calculated recoverable amount based on updated life-of-mine business plans, a gold price of R270,000 per kilogram in year one escalating at 7.42% per year, and a discount rate of 12.5%. At a 10% lower gold price received of R243,000 per kilogram, or a 4 percentage points (32%) increase in the discount rate to 16.5%, no further impairment would have been raised (refer note 10).

The calculation of unit-of-production rate of amortization could be affected to the extent that actual production n the future is different from current forecast production based on proved and probable Ore Reserves. This would generally arise when there are significant changes in any of the factors or assumption used in estimating Ore Reserves. Factors could include:

- changes in proved and probable Ore Reserves
- the grade of Ore Reserves may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites;
- changes in capital, operating, mining processing and reclamation costs, discount rates and foreign exchange rates; and
- changes in Ore Reserves could similarly effect the useful lives of assets depreciated on straight-line basis, where those lives are limited to the life of the mine.

(b)   Valuation of financial instruments
        If the value of the financial instrument cannot be obtained from an active market, the group has established fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, refined to reflect the issuer's specific circumstances.

(c)   Estimate of exposure and liabilities with regard to rehabilitation costs
        Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on the group's environmental management plans in compliance with current technological, environmental and regulatory requirements.

        An average discount rate of 8.25%, average inflation rate of 5.7% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (2008: discount rate of 11.0% and inflation rate of 8.9%).

28. ACCOUNTING ESTIMATES AND JUDGMENTS (*continued*)

(d)   Estimate of post-retirement medical liability
An updated actuarial valuation is carried out every three years. Assumptions used to determine the liability include a discount rate, health cost inflation rate, real discount rate, income at retirement, retirement age, spouse age gap, continuation at retirement and proportion married at retirement (refer note 20).

(e)   Estimate of taxation
The group is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will have an impact on the income tax and deferred tax provisions in the period in which such determination is made.

(f)   Fair value of share-based compensation
The fair value of options granted is determined using the Black-Scholes option pricing model. The significant inputs into the model are: vested period and conditions, risk-free interest rate, volatility, price of grant. (Refer to note 20 for detail on the share option scheme.)

(g)   Gold in lock-up
Gold in lock-up in certain plants is estimated based on the plant call factor calculated.

(h)   Assessment of contingencies
Contingencies will only realize when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

(i)   Ore Reserves estimates
At the end of each financial year, the estimate of proved and probable Ore Reserves are updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Ore Reserves are estimates of the amount of product that can be economically and legally extracted from the group's properties. In order to calculate Ore Reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of Ore Reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate Ore Reserves change from period to period and because additional geological data is generated during the course of operations, estimates of Ore Reserves may change from period to period. Changes in reported Ore Reserves may affect the group's financial results and financial position in a number of ways and including the following:
- Assets carrying values may be affected due to changes in estimated future cash flows;
- Depreciation, depletion and amortization charges in the statement of comprehensive income may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
- Decommissioning site restoration and environmental provisions may change where changes in estimated Ore Reserves affect expectations about the timing or cost of these activities; and
- The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

These adjustments are made prospectively where relevant.

28. ACCOUNTING ESTIMATES AND JUDGMENTS (*continued*)

(j)   Estimate of deferred tax asset

The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows similar to estimates used in the calculation of depreciation and rehabilitation liabilities. Management considers all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors included profitability of the operations and a higher gold price. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. The amount recognized at June 30, 2009 is based on a future gold price received of R270,000 per kilogram (2008: R235,000 per kilogram) in year one, escalating at an average of 7.42% (2008: 11%) per annum. At a 10% lower gold price received of R243,000 per kilogram (2008: R211,500 per kilogram) the deferred tax asset will reduce by R140.8 million (2008: R32.5 million). ErgoGold is still a new project with no profit history and still faces some metallurgical challenges which it must overcome to achieve the forecasted recovery grade. Should these challenges not be overcome the deferred tax asset raised will be impacted in the future.

29. CASH GENERATED BY OPERATIONS

	2009 R'000	2008 R'000	2007 R'000
Profit/(loss) before taxation	**82,240**	(87,853)	(1,250,235)
Adjusted for			
Depreciation	**99,217**	69,931	178,932
Movement in provision for environmental rehabilitation	**19,545**	34,190	19,952
Movement in gold in progress	**(7,018)**	(5,184)	(17,255)
Loss on derivative instruments	**-**	433	50,852
Impairments	**75,138**	110,633	878,046
(Profit)/loss on sale of property, plant and equipment	**(10,266)**	(10,054)	301
Share-based payments	**7,873**	6,591	12,686
Amortization of convertible loan issuance costs	**-**	-	5,088
Non-cash movement in provisions	**-**	-	1,730
Impairment/(reversal of impairment) on trade receivables	**113**	(5,227)	2,331
Actuarial losses on post-retirement and employee benefits	**18,226**	-	180
Finance income	**(205,991)**	(95,015)	(29,123)
Finance expenses	**41,743**	167,693	105,983
Operating cash flows before working capital changes	**120,820**	186,138	(40,532)
Working capital changes	**44,113**	18,979	99,225
Trade and other receivables	**156,042**	(117,271)	23,768
Inventories	**(16,648)**	(3,310)	57,733
Trade and other payables	**(97,954)**	142,815	(1,577)
Post-retirement and other employee benefits	**2,673**	(3,255)	19,301
Cash generated by operations	**164,933**	205,117	58,693

30. CASH FLOW ON ACQUISITION/DISPOSAL OF SUBSIDIARIES, NET OF CASH

	2009 R'000	2008 R'000	2007 R'000
Total net cash flow on disposal/acquisition of subsidiaries			
Buffelsfontein Gold Mines Limited	-	-	43
Vatukoula	-	-	(601)
Netgold Limited	-	(21,878)	-
Emperor Mines Limited	-	(99,883)	-
DRDGOLD Limited (Cell No. 170)	**(100)**	-	-
ErgoGold	**(277,721)**	-	-
	(277,821)	(121,761)	(558)
Disposal of Buffelsfontein Gold Mines Limited			
With effect from March 22, 2006 Buffelsfontein Gold Mines Limited was liquidated.			
Costs on liquidation recovered	-	-	43
Cash flow on disposal of subsidiary	-	-	43
Disposal of Vatukoula mine			
On March 28, 2007, Emperor Mines Limited disposed of the Vatukoula mine to Westech Gold (Pty) Ltd.			
The fair value of the net assets disposed of were as follows:			
Cash and cash equivalents	-	-	601
Provision for environmental rehabilitation	-	-	(11,325)
Trade and other payables	-	-	(80,171)
Profit on disposal	-	-	90,895
Carrying value at time of disposal	-	-	-
Less: cash and cash equivalents of disposed entity	-	-	(601)
Cash flow on disposal of subsidiary net of cash disposed	-	-	(601)
Disposal of Netgold Limited			
On March 30, 2008 DRDGOLD disposed of its 50.25% shareholding in NetGold Services Limited (NetGold) and in exchange for its shareholding in NetGold obtained a 12.3% stake in G.M. Networks Limited (GoldMoney).			
The fair value of the net assets disposed were as follows:			
Inventories	-	21,908	-
Trade and other receivables	-	7,283	-
Cash and cash equivalents	-	21,878	-
Trade and other payables	-	(37,446)	-
Carrying value at time of disposal	-	13,623	-
Total cash consideration	-	-	-
Less: cash and cash equivalents of disposed entity	-	(21,878)	-
Cash flow on disposal of subsidiary net of cash disposed	-	(21,878)	-
Disposal of Emperor Mines Limited			
DRDGOLD disposed of its 78.72% interest in Emperor on October 2007 for a total consideration of R355.8 million.			
The fair value of the net assets disposed were as follows:			
Property, plant and equipment	-	13,469	-
Inventories	-	32,646	-
Trade and other receivables	-	62,522	-
Cash and cash equivalents	-	455,709	-
Provision for environmental rehabilitation	-	(15,535)	-
Post-retirement and other employee benefits	-	(283)	-
Amounts owing by group companies	-	31	-
Trade and other payables	-	(138,189)	-
Taxation payable	-	(6,160)	-
Carrying value at time of disposal	-	404,210	-
Total cash consideration	-	355,826	-
Less: cash and cash equivalents of disposed entity	-	(455,709)	-
Cash flow on disposal of subsidiary net of cash disposed	-	(99,883)	-

30. CASH FLOW ON ACQUISITION/DISPOSAL OF SUBSIDIARIES, NET OF CASH

	2009 R'000	2008 R'000	2007 R'000
Acquisition of DRDGOLD Limited (Cell No. 170) On July 1, 2008, DRDGOLD acquired 100% of a separate class of share in Guardrisk Insurance Company Limited known as DRDGOLD Limited (Cell No 170).			
Cash flow on acquisition of subsidiary	**(100)**	-	-
Acquisition of ErgoGold (formerly Elsburg Gold Mining Joint Venture) On March 31, 2009, East Rand Proprietary Mines Limited and DRDGOLD acquired 15% and 35% respectively, of ErgoGold from Mogale Gold (Proprietary) Limited. The fair value of the assets acquired net of non-controlling interest were as follows:			
Property, Plant and equipment	**409,118**	-	-
Inventories	**8,236**	-	-
Trade and other receivables	**438**	-	-
Amounts owing by group companies	**13,975**	-	-
Cash and cash equivalents	**768**	-	-
Deferred tax liability	**(85,586)**	-	-
Trade and other payables	**(15,389)**	-	-
Carrying value at time of acquisition	**331,560**	-	-
Less: Cash and cash equivalents acquired	**(833)**	-	-
Negative goodwill on acquisition	**(53,006)**	-	-
Cash flow on acquisition of subsidiary net of cash acquired	**(277,721)**	-	-

31. CASH FLOW ON (ACQUISITION)/DISPOSAL OF JOINT VENTURES, NET OF CASH

Disposal of Porgera Joint Venture
On August 17, 2007, Emperor Mines Limited disposed of its 20% interest in the Porgera Joint Venture.
The fair value of the net assets disposed of were as follows:

	2009	2008	2007
Property, plant and equipment	-	500,698	-
Inventories	-	326,167	-
Trade and other receivables	-	17,616	-
Cash and cash equivalents	-	2,408	-
Trade and other payables	-	(48,133)	-
Provisions	-	(81,108)	-
Carrying value at time of disposal	-	717,648	-
Total cash consideration	-	1,939,134	-
Less: cash and cash equivalents of disposed entity	-	(2,408)	-
Cash flow on disposal of joint venture	-	1,936,726	-

31. CASH FLOW ON (ACQUISITION)/DISPOSAL OF JOINT VENTURE, NET OF CASH (continued)

	2009 R'000	2008 R'000	2007 R'000
Acquisition of Witfontein Mining (Pty) Limited			
On February 28, 2009, DRDGOLD through its subsidiary Argonaut Financial Services (Pty) Limited acquired a 50% interest in Witfontein Mining (Pty) Limited and entered into a joint venture agreement with Mintails SA (Pty) Limited which owns the remaining 50%.			
Cash flow on acquisition of joint venture	**(20,000)**	-	-

32. CASH FLOW ON ACQUISITION OF ASSOCIATE

Acquisition of West Wits SA (Pty) Limited

	2009	2008	2007
In January 2009, DRDGOLD acquired a 28.33% interest in West Wits SA (Pty) Limited.			
Cash flow on investment in associate	**(2,700)**	-	-

33. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, demand deposits, and highly liquid investments with an original maturity of three months or less. Included in cash and cash equivalents is restricted cash in a form of a guarantee relating to the rehabilitation of the Brakpan tailings dump, given to AngloGold Ashanti Limited and amounting to R49.6 million.

	2009	2008	2007
Cash and cash equivalents	**353,555**	846,114	105,420
Bank overdrafts	**(824)**	(527)	(117,849)
	352,731	845,587	(12,429)

34. CASH FLOWS FROM DISCONTINUED OPERATIONS

	2009	2008	2007
Net cash from operating activities	**-**	(150,703)	(139,812)
Net cash from investing activities	**-**	1,080,541	(112,036)
Net cash from financing activities	**-**	(1,046,610)	88,944

35. CASH FLOWS RELATING TO EXPLORATION ASSETS

	2009	2008	2007
Cash flow from investing activities	**27,401**	82,129	-

36. SUBSEQUENT EVENTS

Offer for Mintails Limited's South African business assets
On June 29, 2009, DRDGOLD made an offer to Mintails Limited (Mintails) to acquire all of Mintails' South African business assets except its interest in underground explorer West Wits Mining Limited (West Wits). The purchase consideration under the offer was to be determined by the 30-day Volume Weighted Average Price (VWAP) of Mintails shares over the 30 trading days terminating on June 24, 2009, less the value of Mintails' holding in West Wits based on the West Wits trading VWAP for the same 30 days to June 24, 2009. DRDGOLD proposed an issue of its shares in payment for the acquisition, also calculated by a 30 trading day VWAP to June 24, 2009.

Mintails initially conditionally accepted the offer by DRDGOLD, however the offer was rejected by the Mintails board on July 22, 2009.

Dividend
On August 20, 2009, DRDGOLD declared a dividend of 5 cents per share, which amounts to R18.9 million. Secondary tax on companies of R1.8 million is payable on the dividend. The last day to trade ordinary shares cum dividend is October 2, 2009.

Blyvoor right-sizing
On August 26, 2009, DRDGOLD announced that it had advised unions of its intention to right-size the Blyvoor operation. Blyvoor proceeded with a 60-day facilitated consultation process in terms of Section 189A of the South African Labour Relations Act to determine the future of affected employees. This had been brought about by a drop in underground production due mainly to seismic damage to high-grade panels, a significant drop in the average rand gold price received due to rand strength and an increase in underground cash operating costs. The Section 189A process was completed on October 26, 2009 and resulted in the retrenchment of 330 employees at a cost of R11.7 million.

Blyvoor Provisional Judicial Management
On November 9, 2009, we announced that, in a bid to save our Blyvoor mine from liquidation, we intended applying to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.

The application, in terms of the provisions of Section 427 of the South African Companies Act, was prompted by Blyvoor's inability to continue to sustain losses incurred since April 2009, which were brought about by the following circumstances:

- a drop in the Rand gold price received between April 1, 2009 and September 30, 2009, due to the strengthening of the Rand against the US Dollar;
- extensive damage caused during May 2009 to higher-grade underground production areas at Blyvoor's No. 5 Shaft by seismic activity, restoration of which is expected to take until March 2010 to complete;
- power utility Eskom's higher winter tariffs, compounded by a 32% price increase effective from July 1, 2009, and the likelihood of further increases in coming months; and
- the wage strike by the National Union of Mineworkers, which lasted for almost a month and resulted in the loss of approximately 8,000 ounces of production.

In terms of a provisional judicial management order, the court appoints a judicial manager who has a wide range of powers at his disposal to take such actions he deems necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation. Management believes that provisional judicial management offers the best possible prospect of preventing Blyvoor's liquidation and of restoring the operation to profitability, while protecting the interests of all stakeholders of both Blyvoor and DRDGOLD.

The effect of the Blyvoor provisional judicial management order is that:

- management of Blyvoor will become the responsibility of a provisional judicial manager to be appointed by the Master of the High Court of South Africa;
- the provisional judicial manager will manage Blyvoor until March 16, 2010 when he will present to the Court a report on the performance of the business;
- on or prior to March 16, 2010 interested and affected parties may approach the Court and provide reasons why the order should be dismissed or confirmed as final. If the order is confirmed, then a final judicial management order will be made by the Court;
- If, at any stage prior to March 16, 2010, Blyvoor returns to profitability, any interested and affected party, including DRDGOLD, may bring an application before the Court to lift the provisional order.

DRDGOLD expects that Blyvoor will remain under provisional judicial management until after access to the seismicity-damaged, higher-grade areas at its No 5 Shaft have been regained, which is expected to be in March 2010. The two key factors which are critical to Blyvoor's future profitability are an improvement in recovered grade once the higher-grade areas have been accessed and an increase in the rand gold price to above current costs of production. Currently the breakeven point in rand gold price terms, for operating purposes amounts to R245,000 per kilogram and if capital expenditure is included it amounts to R278,000 per kilogram. The breakeven point being the point where the revenue generated from production measured in rand gold price terms is equal to the cost of production also measured in rand gold price terms.

As discussed in more detail under Note 28 "Accounting estimates and judgments" management has made various estimates and assumptions that affect the reported amounts of assets included in these financial statements, which include Blyvoor's assets. Details of assumptions and estimates which were used to determine the recoverable amount of mining assets are contained in this note. If actual results differ from these estimates and assumptions and if Blyvoor does not regain access to its higher-grade areas, as expected in March 2010, then Blyvoor may have to raise an impairment against its property, plant and equipment, which amounted to R463.9 million at June 30, 2009.

ITEM 19. EXHIBITS

The following exhibits are filed as a part of this Annual Report:

1.1[(1)]	Memorandum of Association of DRDGOLD Limited.
1.2[(7)]	Articles of Association of DRDGOLD Limited, as amended on November 8, 2002.
1.3[(1)]	Excerpts of relevant provisions of the South African Companies Act.
1.4[(2)]	Durban Roodepoort Deep (1996) Share Option Scheme as amended.
2.1[(1)]	Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2[(7)]	Indenture between DRDGOLD Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.
2.3[(7)]	Purchase Agreement between DRDGOLD Limited and CIBC World Markets Corp., dated November 4, 2002.
2.4[(7)]	Registration Rights Agreement between DRDGOLD Limited and CIBC World Markets Corp., dated November 12, 2002.
2.5[(7)]	DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule 144A of the Securities Act of 1933, as amended.
2.6[(7)]	DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the amount of $4,500,000 issued pursuant to Regulation S under the Securities Act of 1933, as amended.
4.1[(1)]	Tribute Agreement, dated October 9, 1992, between DRDGOLD Limited and Rand Leases.
4.2[(1)]	Service Agreement, dated July 27, 1995, between DRDGOLD Limited and Randgold.
4.3[(1)]	Agreement, dated September 28, 1995, among First Westgold Mining (Proprietary) Limited, DRDGOLD Limited and Rand Leases in respect of purchase of assets of First Westgold by Rand Leases.
4.4[(2)]	Pumping Assistance, dated October 14, 1997, for the 1997/1998 fiscal year from the Minister of Mineral and Energy Affairs – Republic of South Africa to DRDGOLD Limited.
4.5[(3)]	Deposit Agreement among DRDGOLD Limited, The Bank of New York as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 11, 1998.
4.6[(4)]	Security Agreement, dated November 5, 1998, between The Chase Manhattan Bank, DRDGOLD Limited, Blyvoor, Buffels and West Wits.
4.7[(4)]	Loan Agreement, dated June 8, 1999, between Industrial Development Corporation of South Africa Limited, Crown and DRDGOLD Limited.
4.8[(4)]	Lender Substitution Deed, dated August 18, 1999, between DRDGOLD Limited, DRD Australasia, NM Rothschild & Sons (Singapore) Limited, NM Rothschild & Sons (Australia) Limited, as agent in its own capacity, and Rothschild Nominees (Pty) Limited.
4.9[(4)]	A $10m Facility Agreement, dated September 10, 1999, between DRDGOLD Limited, DRD Australasia and NM Rothschild & Sons (Australia) Limited.
4.10[(4)]	Facility Agreement, dated August 9, 1996, between PT Barisan Tropical Mining, Rothschild Australia Limited and the Participants.
4.11[(4)]	Deposit Agreement, dated September 30, 1999, between Buffels and BOE Merchant Bank, a division of BOE Bank Limited.
4.12[(4)]	Undertaking and Security Agreement, dated November 17, 1999, between BOE Bank Limited, through its division BOE Merchant Bank, and Buffels.
4.13[(4)]	Guarantee and Indemnity Agreement, dated November 17, 1999, between DRDGOLD Limited, Blyvoor, Argonaut Financial Services (Proprietary) Limited, West Wits, Crown and BOE Bank Limited, through its division BOE Merchant Bank.
4.14[(4)]	Loan Security Agreement, dated November 17, 1999, between FBCF Equipment Finance (Proprietary) Limited and Buffels.
4.15[(4)]	Sale of Business Agreement in respect of Harties, dated August 16, 1999, between Avgold Limited, Buffels and DRDGOLD Limited.
4.16[(4)]	Form of Restraint Agreement.
4.17[(4)]	Sale of Shares Agreement, dated September 29, 1997, between RMP Properties Limited, Randgold, Crown, City Deep Limited, Consolidated Main Reef Mines and Estate Limited, Crown Mines Limited, RMP Properties SA Limited and Industrial Zone Limited.
4.18[(5)]	Form of Non-Executive Employment Agreement.
4.19[(5)]	Form of Executive Employment Agreement.
4.20[(5)]	Share Sale Option Agreement, dated March 12, 1993, between Newmont Proprietary Limited, Ballimore No. 56 Proprietary Limited, Clayfield Proprietary Limited and Dome Resources N.L.
4.21[(5)]	Convertible Loan Agreement, dated November 19, 1997, between Tolukuma Gold Mines Proprietary Limited, Dome Resources N.L. and Mineral Resources Development Company Proprietary Limited.
4.22[(5)]	First Deed of Variation of Loan Agreement, between Mineral Resources Development Company Pty Limited, Dome Resources N.L. and Tolukuma Gold Mines Pty Limited.
4.23[(5)]	Agreement, dated February 21, 2000, between DRDGOLD Limited and Western Areas Limited.

4.24[5]	Independent Auditor's Report from PricewaterhouseCoopers to the Board of Directors and Shareholders of Crown Consolidated Gold Recoveries Limited, dated August 28, 2000.
4.25[5]	Shareholders' Agreement, dated September 29, 2000, between DRDGOLD Limited, Fraser Alexander Tailings (Proprietary) Limited and Mine Waste Solutions (Proprietary) Limited.
4.26[5]	First Addendum to the Agreement, dated November 15, 2000, between DRDGOLD Limited and Western Areas Limited.
4.27[5]	Second Addendum to the Agreement, dated December 21, 2000, between DRDGOLD Limited and Western Areas Limited.
4.28[6]	Agreement between DRDGOLD Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated April 25, 2001.
4.29[6]	Addendum to the Agreement between DRDGOLD Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated August 31, 2001.
4.30[6]	Addendum to the Agreement between DRDGOLD Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated September 26, 2001.
4.31[6]	Guarantee and Cession in Securitatem Debiti Agreement between DRDGOLD Limited and Investec Bank Limited, dated October 9, 2001.
4.32[6]	Second Deed of Variation of Loan Agreement between Tolukuma Gold Mines Limited, Dome Resources NL and Mineral Resources Development Company Limited, dated June 28, 2001.
4.33[6]	Principal Terms and Conditions for Waiving Right to Declare Default and Enforce Security Deed under 1993 Purchase Agreement between Newmont Second Capital Corporation, Tolukuma Gold Mines (Pty.) Limited, Dome Resources (PNG) Pty. Limited, Dome Resources NL and DRDGOLD Limited, dated July 16, 2001.
4.34[6]	Loan Agreement between Bank of South Pacific Limited and Tolukuma Gold Mines Limited, dated November 8, 2001.
4.35[7]	Master Finance Lease between Volvo Truck Finance Australia (Pty) Ltd and Dome Resources N.L., dated November 1, 2000.
4.36[7]	Agreement between DRDGOLD Limited and Rand Refinery Ltd, dated October 12, 2001.
4.37[7]	Share Purchase Agreement between Crown Consolidated Gold Recoveries Ltd, The Industrial Development Corporation of South Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and DRDGOLD Limited, dated June 12, 2002.
4.38[7]	Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, and Crown Gold Recoveries (Pty) Ltd and DRDGOLD Limited, dated June 12, 2002.
4.39[7]	Addendum to Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd and DRDGOLD Limited, dated June 14, 2002.
4.40[7]	Subscription Agreement between Khumo Bathong Holdings (Pty) Limited and DRDGOLD Limited, dated June 12, 2002.
4.41[7]	Loan Agreement between DRDGOLD Limited and Khumo Bathong Holdings (Pty) Ltd, dated June 12, 2002.
4.42[7]	Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.43[7]	Memorandum of Loan Agreement No. 2 between DRDGOLD Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.44[7]	Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.45[7]	Loan Agreement between Industrial Development Corporation of South Africa Ltd and Blyvooruitzicht Gold Mining Company Ltd, dated July 18, 2002.
4.46[7]	Agreement of Loan and Pledge between DRDGOLD Limited and East Rand Proprietary Mines Limited, dated September 12, 2002.
4.47[7]	Management Services Agreement between DRDGOLD Limited, Khumo Bathong Holdings (Pty) Ltd and Crown Gold Recoveries (Pty) Ltd, dated October 1, 2002.
4.48[7]	Agreement amongst DRDGOLD Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd, dated June 12, 2002.
4.49[7]	Letter Agreement between DRDGOLD Limited and The Standard Bank of South Africa, represented by its Standard Corporate and Merchant Bank Division, dated October 7, 2002.
4.50[7]	Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty) Ltd, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle Patience Baird, Derek Sean Webbstock, as sellers, and Crown Gold Recoveries (Pty) Ltd, as purchaser, dated October 10, 2002.
4.51[7]	Memorandum of Loan Agreement between DRDGOLD Limited and Crown Gold Recoveries (Pty) Ltd, dated October 10, 2002.
4.52[7]	Letter Agreement Relating to Consultancy Arrangement between DRDGOLD Limited and Nicolas Goodwin, dated October 15, 2002.
4.53[7]	Management Services Agreement between DRDGOLD Limited and East Rand Proprietary Mines Ltd, dated October 10, 2002.
4.54[7]	Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures Limited, dated December 13, 2002.

4.55[8]	Confirmation, dated August 14, 2003, between DRDGOLD Limited and Investec Bank (Mauritius) Limited.
4.56[8]	Amendment to Confirmation, dated September 4, 2003, between DRDGOLD Limited and Investec Bank (Mauritius) Limited.
4.57[9]	Deed of Amalgamation for the Corporate Restructuring of Orogen Minerals (Porgera) Limited, Mineral Resources Porgera Limited and Dome Resources (PNG) Limited, dated October 14, 2003.
4.58[9]	Undertaking, between Oil Search Limited and DRD (Isle of Man) Limited, dated October 14, 2003.
4.59[9]	Loan Assignment Agreement between Orogen Minerals Limited, DRD (Isle of Man) Limited and Orogen Minerals (Porgera) Limited, dated October 14, 2003.
4.60[9]	Agreement between Orogen Minerals Limited and DRD (Isle of Man) Limited, dated October 14, 2003.
4.61[9]	Loan Assignment Agreement, between Dome Resources (PNG) Limited, Dome Resources Pty Limited, DRD (Isle of Man) Limited and Tolukuma Gold Mines Limited, dated November 21, 2003.
4.62[9]	Memorandum of Agreement made and entered into between DRDGOLD Limited, West Witwatersrand Gold Mines Limited, Mogale Gold (Proprietary) Limited and Luipaards Vlei Estates (Proprietary) Limited dated June 6, 2003.
4.63[10]	Porgera Joint Venture Operating Agreement between Placer (P.N.G.) Pty Limited and Highlands Gold Properties Pty. Limited and PGC (Papua New Guinea) Pty Limited, dated November 2, 1988.
4.64[10]	Agreement of Employment between DRDGOLD Limited and Mr. D.J.M. Blackmur, dated as of October 21, 2003.
4.65[10]	Banking Facilities Agreement made and entered between DRDGOLD Limited and Standard Bank of South Africa, Limited, dated November 14, 2003.
4.66[10]	Agreement of Employment between DRDGOLD Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.
4.67[10]	Service Agreement between DRD (Isle of Man) Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.
4.68[10]	Agreement of Employment between DRDGOLD Limited and Mr. I.L. Murray, dated as of December 1, 2003.
4.69[10]	Service Agreement between DRD (Isle of Man) Limited and Mr. I.L. Murray, dated as of December 1, 2003.
4.70[10]	Subscription and Option Agreement made and entered between DRD (Isle of Man) Limited, Net-Gold Services Limited and G.M. Network Limited, dated January 26, 2004.
4.71[10]	Forward Bullion Transaction Agreements made and entered between DRDGOLD Limited and Investec Bank Limited, dated February 4, 2004, February 6, 2004, February 10, 2004, February 11, 2004 and February 12, 2004.
4.72[10]	Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated June 24, 2004.
4.73[10]	Termination Agreement made and entered between DRDGOLD Limited, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.
4.74[10]	Novation Agreement made and entered between J Aron & Company, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.
4.75[10]	Memorandum of Understanding made and entered between Buffelsfontein Gold Mines Limited, Buffelsfontein Division and The National Union of Mineworkers, The United Association of South Africa, The Mine Workers Union (Solidarity) and The South African Electrical Workers Association regarding retrenchments associated with No. 9, 10 and 12 Shafts of Buffelsfontein Division, dated August 6, 2004.
4.76[10]	CCMA Settlement Agreement made and entered between Blyvooruitzicht Gold Mining Company Limited and The United Association of South Africa, South African Equity Workers' Association, Solidarity and The National Union of Mineworkers regarding the retrenchment of up to 2,000 employees of the Blyvooruitzicht Gold Mining Company, dated September 2, 2004.
4.77[10]	Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated September 15, 2004.
4.78[10]	Subscription Agreement made and entered between DRD (Isle of Man) Limited and DRDGOLD Limited, dated September 21, 2004.
4.79[10]	Common Terms Agreement of Loan made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.
4.80[10]	Facility A Loan Agreement made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.
4.81[11]	Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated December 10, 2004.
4.82[11]	Subscription Agreement between DRDGOLD Limited and Baker Steel Capital Managers LLP (BSCM), dated April 7, 2005.
4.83[11]	Underwriting Agreement between DRDGOLD Limited, the Baker Steel Capital Managers LLP (BSCM) and certain underwriters, dated April 5, 2005.
4.84[11]	Memorandum of Agreement between DRDGOLD Limited, Simmer & Jack Mines Limited and Simmer & Jack Investments (Proprietary) Limited (S&J Companies), dated August 31, 2005.
4.85[11]	Cession Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC), DRDGOLD Limited, Business Ventures Investment No. 750 (Pty) Ltd and Business Ventures Investment No. 751 (Pty) Ltd (the BVI Companies), dated July 13, 2005.
4.86[11]	Share Sale Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC), DRDGOLD Limited, Business Ventures Investment No. 750 (Pty) Ltd (BVI 1) and Business Ventures Investment No. 751 (Pty) Ltd (BVI 2), dated July 13, 2005.

4.87[11]	Term Sheet concluded between DRDGOLD Limited and Khumo Bathong Holdings (Pty) Ltd (KBH), dated July 6, 2005.
4.88[11]	Facility B Loan Agreement between Investec Bank (Mauritius) Limited and DRD (Isle of Man) Limited (DRDIOM), dated March 3, 2005.
4.89[11]	Convertible Loan Facility Agreement between DRDGOLD Limited and Emperor Mines Limited (Emperor), dated July 8, 2005.
4.90[11]	Agreement of Employment between DRDGOLD Limited and Mr. J.W.C. Sayers, dated as of August 10, 2005.
4.91[11]	Option Agreement entered into by and between DRDGOLD Limited and M5 Developments (Pty) Limited, dated July 21, 2005.
4.92[11]	Share Sale Agreement between DRD (Offshore) Limited, DRDGOLD Limited and Emperor Mines Limited, dated November 16, 2005.
4.93[12]	Deed of Loan, Cession, Payment and Set-Off entered into between DRDGOLD Limited, East Rand Proprietary Mines Limited, Crown Gold Recoveries (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, dated November 7, 2005.
4.94[12]	Share Sale Agreement between Business Venture Investments 750 (Pty) Ltd and DRDGOLD South African Operations (Pty) Limited, dated November 8, 2005. Share Sale Agreement between Business Venture Investments 751 (Pty) Limited and DRGOLD South African Operations (Pty) Limited, dated November 8, 2005.
4.95[12]	Subscription Agreement between DRDGOLD Limited and DRDGOLD South African Operations (Pty) Limited, dated November 9, 2005.
4.96[12]	Share Sale Agreement between Crown Consolidated Gold Recoveries Limited and DRDGOLD South African Operations (Pty) Limited, dated November 14, 2005.
4.97[12]	Subscription Agreement between DRDGOLD South African Operations (Pty) Limited and Khumo Gold SPV (Pty) Limited, dated November 18, 2005.
4.98[12]	Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited, dated November 18, 2005.
4.99[12]	Cession Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and Khumo Bathong Holdings (Pty) Limited, dated November 18, 2005.
4.100[12]	Cession Agreement between DRDGOLD Limited and The Industrial Development Corporation of South Africa Limited and Business Venture Investments No. 750 (Pty) Limited and Business Venture Investments No. 751 (Pty) Limited, dated November 18, 2005.
4.101[12]	Option Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and DRDGOLD South African Operations (Pty) Limited, dated November 18, 2005.
4.102[12]	Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and East Rand Proprietary Mines Limited, dated November 18, 2005.
4.103[12]	Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, dated November 18, 2005.
4.104[12]	Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and Crown Gold Recoveries (Pty) Limited, dated November 18, 2005.
4.105[12]	Shareholders' Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and DRDGOLD South African Operations (Pty) Limited, dated November 24, 2005.
4.106[12]	Sale and Subscription Agreement between DRDGOLD Limited and DRD (Offshore) Limited, dated January 4, 2006.
4.107[12]	Share Sale Agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated February 22, 2006.
4.108[12]	Restructure Deed between DRD (Offshore) Limited and DRD (Isle of Man) Limited and Emperor Mines Limited and Emperor Gold Mining Company Limited and Australia and New Zealand Banking Group Limited, dated February 24, 2006.
4.109[12]	Facility Agreement between DRD (Porgera) Limited and Tolukuma Gold Mines Limited and Australia and New Zealand Banking Group Limited, dated March 20, 2006.
4.110[12]	Settlement of Loans Agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated March 23, 2006.
4.111[14]	Option Exercise Agreement between DRDGOLD Limited, Khumo Gold SPV (Pty) Limited and the Trustees for the time being of the DRDSA Empowerment Trust dated October 10, 2006.
4.112[14]	Class B Preference Share Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited dated October 24, 2006.
4.113[14]	Three Class B Preference Share Subscription Agreements between Khumo Gold SPV (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries (Pty) Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.
4.114[14]	Three Class C Preference Share Subscription Agreements between the Trustees for the time being of the DRDSA Empowerment Trust and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries (Pty) Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.
4.115[14]	Share Sale Agreement between Emperor Mines Limited and Westech Gold (Pty) Limited, dated March 22, 2007,` regarding the disposal of its Fijian assets.

4.116[14]	Joint Venture Interest Sale Deed – Procurement Deed between Barrick Gold Corporation, or Barrick, and Emperor Mines Limited, dated April 12, 2007.
4.117[14]	Subscription Agreement between Emperor Mines Limited and Barrick Gold Corporation, dated April 12, 2007.
4.118[14]	Joint Venture Interest Sale Deed between Barrick Gold Corporation, Barrick (Niugini) Limited, Emperor Mines Limited and DRD (Porgera) Limited dated July 19, 2007.
4.119[14]	Deed of Assignment and Assumption between Barrick (Niugini) Limited ("Buyer"), DRD (Porgera) Limited ("Seller"), Barrick (Goldfields PNG Holdings) Limited ("Goldfields") and Minerals Resources Enga Limited ("MRE") (collectively "the parties") dated July 19, 2007.
4.120[14]	Memorandum of Agreement between Anglo Gold Ashanti Limited, Friedshelf 849 (Proprietary) Limited (renamed Ergo Mining (Pty) Limited), DRDGOLD South African Operations (Pty) Limited and Mintails SA (Pty) Limited, dated August 6, 2007.
4.121[14]	Merger Implementation Deed between Emperor Mines Limited and Intrepid Mines Limited, dated September 18, 2007.
4.122[14]	Mandate for the Placement of DRD (Offshore) Limited's 78.72% Shareholding in Emperor Mines Limited, dated September 28, 2007.
4.123[14]	Term Sheet for the joint venture agreement entered into by Acorn Gold (Proprietary) Limited, DRDGOLD Limited, Durban Roodepoort Deep (Proprietary) Limited, Friedshelf 850 (Proprietary) Limited, Geotorm Investments Limited, Kgosi Resource Management (Proprietary) Limited, Minerals and Mining Reclamation Services (Proprietary) Limited, Mintails SA (Proprietary) Limited, West Witwatersrand Gold Mines Limited, West Witwatersrand Holdings Limited, West Wits Mining Limited, West Wits Mining SA (Proprietary) Limited, dated November 9, 2007.
4.124[15]	Third Addendum to Memorandum of Agreement between AngloGold Ashanti Limited ("AGA"), Ergo Mining (Pty) Limited (formerly called Friedshelf 849 (Pty) Limited) ("Ergo"), DRDGOLD South African Operations (Pty) ("DRDGOLD SA") Mintails South Africa (Pty) Limited dated November 14, 2007.
4.125[15]	Fifth Addendum to Memorandum of Agreement between AngloGold Ashanti Limited ("AGA"), Ergo Mining (Pty) Limited (formerly called Friedshelf 849 (Pty) Limited ("Ergo"), DRDGOLD South African Operations (Pty) ("DRDGOLD SA") Mintails South Africa (Pty) Limited dated May 22, 2008.
4.126[15]	Mining User Contract between Crown Gold Recoveries (Pty) Limited ("Crown"), East Rand Proprietary Mines Limited ("ERPM"), Elsburg Gold Mining Joint Venture ("Elsburg JV"), Ergo Mining (Pty) Limited ("Ergo"), Ergo Uranium (Pty) Limited ("Ergo Uranium") and Mogale Gold (Pty) Limited ("Mogale Gold") dated August 15, 2008.
4.127[15]	Ergo Uranium Sale Agreement of Brakpan Plants to Ergo Mining between Ergo Uranium (Pty) Limited ("Ergo Uranium") and Ergo Mining (Pty) Limited ("Ergo") dated August 15, 2008.
4.128[15]	Ergo Mining Shareholders' Agreement between Crown Gold Recoveries (Pty) Limited ("Crown") and Ergo Uranium (Pty) Limited ("Ergo Uranium") dated August 15, 2008.
4.129[15]	Elsburg Gold Mining Joint Venture ("Elsburg JV") Agreement between East Rand Proprietary Mines Limited ("ERPM") and Mogale Gold (Pty) Limited ("Mogale Gold") dated August 15, 2008.
4.130[15]	Mogale Sale of Part Venture Interest in the Elsburg Gold Mining Joint Venture ("Elsburg JV") between East Rand Proprietary Mines Limited ("ERPM") and Mogale Gold (Pty) Limited ("Mogale Gold") dated September 29, 2008.
4.131[16]	Heads of Agreement entered into by Mintails Limited, Mogale Gold (Pty) Limited ("Mogale Gold"), Ergo Mining (Pty) Limited ("Ergo Joint Venture"), DRDGOLD Limited ("DRDGOLD") and East Rand Proprietary Mines Limited ("ERPM"), dated December 8, 2008.
4.132[16]	Loan Facility entered into by Mintails South Africa (Pty) Limited ("Borrower"), DRDGOLD Limited ("Lender"), Mintails Limited ("Borrower's Guarantor"), Mogale Gold (Pty) Limited (Mogale Gold") Ergo Uranium (Pty) Limited ("Ergo Uranium") dated December 8, 2008.
4.133[16]	Subscription and shareholders' Agreement entered into by Mintails SA (Proprietary) Limited ("Mintails SA"), Witfontein Mining (Proprietary) Limited ("Witfontein") and Argonaut Financial Services (Proprietary) Limited ("Argonaut") dated December 9, 2008.
4.134[16]	Facility Agreement between Investec Bank limited ("the Lender") and DRDGOLD Limited ("the Borrower") dated March 31, 2009.
8.1[16]	List of Subsidiaries.
12.1[16]	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2[16]	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1[16]	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2[16]	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1[10]	Crown Gold Recoveries (Pty) Limited Consolidated Financial Statements for the years ended June 30, 2004 and 2003.
15.2[11]	Crown Gold Recoveries (Pty) Limited Consolidated Financial Statements for the years ended June 30, 2005, 2004 and 2003.
15.3[13]	Crown Gold Recoveries (Pty) Limited Unaudited Consolidated Financial Statements for the period ended December 1, 2005 and the years ended June 30, 2005 and 2004.
15.4[13]	Emperor Mines Limited Unaudited Consolidated Financial Statements for the period ended April 6, 2006 and the years ended June 30, 2005 and 2004.
16.1[11]	Emperor Mines Limited Consolidated Financial Statements for the years ended June 30, 2005 and 2004.

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[1] Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.

[2] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1997.

[3] Incorporated by reference to our Registration Statement (File No. 333-9242) on Form F-6.

[4] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1999.

[5] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.

[6] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2001.

[7] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.

[8] Incorporated by reference to Amendment No. 4 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.

[9] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003.

[10] Incorporated by reference to Amendment No. 3 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2004.

[11] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2005.

[12] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2006.

[13] Incorporated by reference to Amendment No. 1 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2006.

[14] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2007.

[15] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2008.

[16] Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED

By: /s/ D.J. Pretorius
     D.J. Pretorius
     Chief Executive Officer

By: /s/ C.C. Barnes
     C.C. Barnes
     Chief Financial Officer

Date: November 27, 2009